Filed Pursuant to Rule 424(b)(5)
Registration No. 333-222133

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Maximum offering price per unit	Maximum aggregate offering price	Amount of registration fee
3.250% Senior Notes due 2023	$1,000,000,000	99.940%	$999,400,000	$124,425.30
3.700% Senior Notes due 2028	$1,500,000,000	99.975%	$1,499,625,000	$186,703.32
Total	$2,500,000,000		$2,499,025,000	$311,128.62

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Prospectus Supplement

(To Prospectus dated December 18, 2017)

$2,500,000,000

salesforce.com, inc.

$1,000,000,000 3.250% Senior Notes due 2023

$1,500,000,000 3.700% Senior Notes due 2028

Salesforce.com, inc. (the “Company”) is offering $1,000,000,000 aggregate principal amount of 3.250% Senior Notes due 2023 (the “2023 Notes” or the “mandatorily redeemable notes”) and $1,500,000,000 aggregate principal amount of 3.700% Senior Notes due 2028 (the “2028 Notes” and, together with the 2023 Notes, the “notes”). Interest on the notes will be paid semi-annually in arrears on April 11 and October 11 in each year, beginning on October 11, 2018. The 2023 Notes will mature on April 11, 2023, and the 2028 Notes will mature on April 11, 2028. The Company may redeem some or all of the notes of each series at any time at its option, in whole or from time to time in part. The redemption prices are discussed under the heading “Description of Notes—Optional Redemption.”

We expect to use the net proceeds from the offering of the notes to partially fund the cash consideration payable by us for the acquisition of MuleSoft, Inc. and to pay related fees, costs and expenses. If (x) the consummation of the Acquisition (as defined herein) does not occur on or before April 20, 2019 or (y) the Company notifies the trustee (as defined herein) that it will not pursue the consummation of the Acquisition, the Company will be required to redeem the mandatorily redeemable notes then outstanding (such redemption, the “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The 2028 Notes are not subject to the Special Mandatory Redemption. See “Description of Notes—Special Mandatory Redemption.”

The notes will be the Company’s unsecured, unsubordinated debt obligations and will rank equally in right of payment with all of the Company’s other unsecured and unsubordinated debt obligations from time to time outstanding.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Price to Public(1)	Underwriting Discounts	Proceeds, Before Expenses, to Us(1)
Per 2023 Note	99.940%	0.550%	99.390%
Total	$999,400,000	$5,500,000	$993,900,000
Per 2028 Note	99.975%	0.600%	99.375%
Total	$1,499,625,000	$9,000,000	$1,490,625,000

(1)	Plus accrued interest from April 11, 2018, if settlement occurs after that date.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will not be listed on any national securities exchange. Currently, there are no public markets for the notes.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking S.A., and Euroclear Bank S.A./N.V., against payment in New York, New York on or about April 11, 2018.

Joint Book-Running Managers

BofA Merrill Lynch			J.P. Morgan

Barclays	Citigroup	Deutsche Bank Securities	Wells Fargo Securities

Co-Managers

BNP PARIBAS	MUFG	US Bancorp

Mizuho Securities	SunTrust Robinson Humphrey	PNC Capital Markets LLC

The date of this prospectus supplement is April 5, 2018.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described in the section entitled “Where You Can Find More Information” in this prospectus supplement.

We have not, and the underwriters have not, authorized any person to provide you with any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Unless otherwise specified herein, references to “Salesforce,” “we,” “us,” and “our” in this prospectus supplement and the accompanying prospectus are to salesforce.com, inc., or salesforce.com, inc. and its consolidated subsidiaries, as the context requires. References to “the Company” in this prospectus supplement are only to salesforce.com, inc. and are not to its consolidated subsidiaries.

S-ii

SUMMARY

This summary highlights selected information from this prospectus supplement, the accompanying prospectus or the documents incorporated by reference and should be read together with the information contained in other parts of this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-9 of this prospectus supplement for more information about important risks that you should consider before buying the notes to be issued in connection with this offering.

Salesforce

Salesforce is a global leader in customer relationship management, or CRM, software. We deliver our cloud-based software through the internet as a service. We introduced our first CRM solution in 2000, and have since expanded our service offerings into new areas and industries, as well as introduced new features and platform capabilities. Our core mission is to empower our customers to connect with their customers in entirely new ways through cloud, mobile, social, Internet of Things (“IoT”) and artificial intelligence (“AI”) technologies.

Our service offerings are designed to be intuitive and easy to use. They can be deployed rapidly via mobile devices and major internet browsers, configured easily and integrated with other platforms and enterprise applications. We sell to businesses of all sizes and in almost every industry worldwide on a subscription basis, primarily through our direct sales efforts and also indirectly through partners. Through our platform and other developer tools, we also enable third parties to develop additional functionality and new applications, or apps, that run on our platform, which are sold separately from, or in conjunction with, our service offerings.

We deliver a comprehensive portfolio of service offerings including sales force automation, customer service and support, marketing automation, digital commerce, community management, collaboration, industry-specific solutions and the Salesforce Platform, also referred to as the Customer Success Platform, which includes Trailhead, Einstein AI, Lightning, IoT, Heroku, Analytics and the AppExchange.

Salesforce operates with a set of core values: trust, growth, innovation and equality. At Salesforce, we believe nothing is more important than the trust of our customers. Customers trust our technology to deliver the highest levels of security, reliability and availability at scale. Our continuous innovation and the democratization of both technology and innovation drives customer success, which in turn drives mutual growth.

Salesforce also believes in giving back. We pioneered, and have inspired other companies to adopt, an integrated philanthropy model called the 1-1-1 model, which leverages 1% of a company’s equity, employee time and product to help improve communities around the world. In addition, we have spearheaded initiatives to create a world where equal pay, equal advancement, equal opportunity and equal rights become a reality for our employees and the broader world. We also strive to play a meaningful role in creating a sustainable, low-carbon future by delivering a carbon neutral cloud, operating as a net-zero greenhouse gas emissions company and by working to achieve our goal of 100 percent renewable energy for our global operations. We were incorporated in Delaware in February 1999, and our principal executive offices are located in San Francisco, California. Our principal website address is www.salesforce.com, our office address is The Landmark @ One Market, Suite 300, and San Francisco, California 94105 and our telephone number is (415) 901-7000. The website address is provided as an inactive textual reference only. The information provided on, or accessible through, our Internet website is not part of this prospectus supplement and, therefore, is not incorporated herein by reference.

Recent Developments

Pending Acquisition

On March 20, 2018, we entered into an Agreement and Plan of Merger (as amended, supplemented, restated or modified from time to time, the “Merger Agreement”), by and among Salesforce, Malbec Acquisition Corp., a wholly owned subsidiary of Salesforce (“Purchaser”), and MuleSoft, Inc. (“MuleSoft”), the provider of one of the world’s leading platforms for building application networks. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, Purchaser will commence an exchange offer (the “Offer”) to purchase all of the issued and outstanding shares of Class A common stock, $0.000025 par value per share, of MuleSoft (“MuleSoft Class A Common Stock”) and Class B common stock, $0.000025 par value per share, of MuleSoft (“MuleSoft Class B Common Stock,” and together with MuleSoft Class A Common Stock, “MuleSoft common stock”) at a price per share of $36.00 in cash and 0.0711 of a share of common stock, $0.001 par value per share, of Salesforce, plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes. We estimate the aggregate amount of cash consideration required to purchase the outstanding shares of MuleSoft common stock and consummate the exchange offer and the merger will be approximately $4.8 billion, plus related fees and expenses. Promptly following the completion of the Offer, subject to the satisfaction of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into MuleSoft, with MuleSoft surviving as a direct or indirect wholly owned subsidiary of Salesforce. The acquisition by Salesforce of MuleSoft is referred to in this prospectus supplement as the “Acquisition.” See “Where You Can Find More Information.”

The completion of the Acquisition pursuant to the Merger Agreement as in effect on the date of this prospectus supplement is subject to customary conditions, including the tender by MuleSoft stockholders of shares representing a majority of the MuleSoft common stock voting power, on a one-vote per share basis, and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Stockholders of MuleSoft owning approximately 30% of the outstanding shares have entered into tender and support agreements with Salesforce, pursuant to which they have agreed, among other things, and subject to the terms and conditions of the agreements, to tender their shares of MuleSoft common stock in the Offer. Following the successful completion of the Offer, shares of MuleSoft common stock not tendered in the Offer will be converted in a second-step merger into the right to receive the same $36.00 in cash and 0.0711 shares of Salesforce common stock, paid in the Offer, per share of MuleSoft common stock.

The Acquisition is expected to close in Salesforce’s second fiscal quarter of 2019, ending July 31, 2018. However, there can be no assurance as to when or whether the Acquisition will be completed, whether the parties to the Merger Agreement will amend the terms thereof or whether the Acquisition will be completed on terms other than those set forth in the Merger Agreement as in effect as of the date of this prospectus supplement. Pursuant to the Merger Agreement as in effect as of the date of this prospectus supplement, if the Offer is not completed by September 20, 2018 (the “Outside Date”), the Merger Agreement may be terminated by either MuleSoft or us, provided that if, on September 20, 2018, all of the conditions to the Offer, other than certain conditions relating to approvals under applicable antitrust laws, are satisfied, the Outside Date will automatically be extended until November 20, 2018. The completion of this offering of notes is not contingent on the consummation of the Acquisition, nor is the Acquisition contingent on this offering. See “Risk Factors—Risks Relating to the Acquisition” in this prospectus supplement.

Acquisition Financing

We estimate the aggregate amount of cash consideration required to purchase the outstanding shares of MuleSoft common stock and consummate the exchange offer and the merger will be approximately $4.8 billion, plus related fees and expenses (all of our payment obligations with respect to cash consideration and related fees, expenses and other amounts in connection with the Acquisition, the “Acquisition Obligations”).

We currently anticipate financing the Acquisition Obligations with cash on our balance sheet, the net proceeds of the issuance of the notes offered hereby and up to $500.0 million of additional indebtedness, which we currently expect to be in the form of a new senior unsecured term loan facility (the “proposed term loan”). No lenders have committed to fund any portion of the proposed term loan. Our ability to obtain the proposed term loan will depend on many factors, including lender demand and market conditions, and we cannot assure you that it or other additional permanent financing will be available to us on favorable terms, if at all. Salesforce has also obtained a commitment from Bank of America N.A., an affiliate of one of the underwriters, and certain other financial institutions for a $3.0 billion 364-day senior unsecured bridge term loan facility (the “bridge facility”), subject to customary conditions. Affiliates of certain of the other underwriters in this offering are also lenders under the bridge facility. The amount committed under the bridge facility will be reduced on a dollar for dollar basis with the net proceeds of this offering and the amount of the commitments under the proposed term loan, if any. The timing, amounts and terms of any borrowing and/or issuance will depend on market conditions and other factors, and our financing plans may change. The Merger Agreement does not contain a financing condition. This offering is not conditioned upon the consummation of the proposed term loan or any of the other financings described in this paragraph.

Maturity of 0.25% Convertible Senior Notes Due 2018

Our 0.25% Convertible Senior Notes Due 2018 (the “convertible notes”) matured on Sunday, April 1, 2018. As of April 2, 2018, we settled all of the convertible notes outstanding as of January 31, 2018 through the payment of approximately $1.028 billion in cash and issuance of approximately 6.8 million shares of our common stock.

The Offering

The summary below describes some of the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. As used in this section, the terms the “Company,” “we,” “us” or “our” refer only to salesforce.com, inc. and not to any subsidiaries of salesforce.com, inc. For a more complete description of the terms of the notes, see the section entitled “Description of Notes.”

Issuer:	salesforce.com, inc.

Securities Offered:	$1,000,000,000 aggregate principal amount of 3.250% Senior Notes due 2023 (the “2023 Notes” or the “mandatorily redeemable notes”).

$1,500,000,000 aggregate principal amount of 3.700% Senior Notes due 2028 (the “2028 Notes”).

Maturity Dates:	April 11, 2023 for the 2023 Notes.

April 11, 2028 for the 2028 Notes.

2023 Notes Interest Rate:	3.250% per year, accruing from April 11, 2018.

2028 Notes Interest Rate:	3.700% per year, accruing from April 11, 2018.

Interest Payment Dates:	Semi-annually in arrears on April 11 and October 11 of each year, beginning October 11, 2018.

Ranking:	The notes will be the Company’s unsecured, unsubordinated debt obligations and will rank:

•	equally in right of payment with all of the Company’s other unsecured and unsubordinated debt obligations from time to time outstanding;

•	senior in right of payment to all of the Company’s future indebtedness that is subordinated to the notes;

•	effectively subordinated to the Company’s existing and future secured obligations, including our $200.0 million loan secured by our office building at 50 Fremont Street in San Francisco, California, to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to the existing and future obligations of the Company’s subsidiaries.

Use of Proceeds:	We expect to use the net proceeds from the offering of the notes to partially fund the cash consideration payable by us for the Acquisition and to pay related fees, costs and expenses. In the event that the Acquisition is not consummated, we expect to use the proceeds of the 2028 Notes for general corporate purposes and the repayment of debt. See “Summary—Recent Developments” and “Use of Proceeds.”

Optional Redemption:	We may redeem some or all of the notes of each series, at any time at our option in whole or from time to time in part, at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to, but not including, the redemption date:

1. 100% of the aggregate principal amount of the notes being redeemed, or

2. the sum of the present values of the remaining scheduled payments (through the Par Call Date with respect to such notes, as described in the following paragraph) of principal and interest on the notes being redeemed (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate (as defined below in “Description of Notes—Optional Redemption”) plus 10 basis points, in the case of the 2023 Notes, and 15 basis points, in the case of the 2028 Notes.

At any time on or after the applicable Par Call Date, we may redeem the notes, in whole or in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to but excluding the date fixed for redemption. “Par Call Date” means, with respect to the 2023 Notes, March 11, 2023 (the date that is one month prior to the maturity date of the 2023 Notes), and with respect to the 2028 Notes, January 11, 2028 (the date that is three months prior to the maturity date of the 2028 Notes). See “Description of Notes—Optional Redemption.”

Special Mandatory Redemption:	If (x) the consummation of the Acquisition does not occur on or before April 20, 2019 or (y) the Company notifies the trustee that it will not pursue the consummation of the Acquisition, the Company will be required to redeem the mandatorily redeemable notes then outstanding at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The 2028 Notes are not subject to the Special Mandatory Redemption. See “Description of Notes—Special Mandatory Redemption.”

Change of Control:	If a change of control repurchase event (as described in the section entitled “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event”) occurs with respect to a series of notes (subject to certain important exceptions), we will be required to make an offer to each holder of the applicable notes to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes of such series, at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase.

Certain Covenants:	The indenture governing the notes will contain certain covenants that will, among other things, restrict the Company’s ability to incur certain indebtedness secured by liens on certain assets; engage in certain sale and leaseback transactions; or consolidate or merge with or into any other entity; or sell, convey, transfer or lease or otherwise dispose of all or substantially all of its property or assets to another entity. These covenants are subject to a number of important exceptions and qualifications. For further information, see “Description of Notes” and “Risk Factors.”

No Limitation on Incurrence of New Debt:	Except as described under “Description of Notes,” the indenture will not limit the amount of indebtedness we or our subsidiaries may issue or incur under the indenture or otherwise.

No Public Market:	The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or to have the notes quoted on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes, but they are not obligated to do so and may discontinue any market-making at any time without notice to, or the consent of, holders of the notes. An active trading market for the notes may not develop or continue, which would adversely affect the market price and liquidity for the notes.

Risk Factors:	An investment in the notes involves various risks, and prospective investors should carefully consider the matters discussed in the section entitled “Risk Factors” in this prospectus supplement, as well as the other risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, before making a decision to invest in the notes. See “Where You Can Find More Information.”

Trustee:	U.S. Bank National Association.

Governing Law:	State of New York.

Summary Consolidated Historical Financial Data

The following table sets forth our summary consolidated historical financial data. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included in our Annual Report on Form 10-K for the year ended January 31, 2018 from which certain of this information has been derived, and which is incorporated by reference into this prospectus supplement.

	Fiscal Year Ended January 31,
(in thousands)	2018	2017	2016
Consolidated Statement of Operations:
Revenues:
Subscription and support	$9,710,538	$7,756,205	$6,205,599
Professional services and other	769,474	635,779	461,617

Total revenues	10,480,012	8,391,984	6,667,216
Cost of revenues(1)(2)(3):
Subscription and support	2,033,457	1,617,315	1,241,692
Professional services and other	740,065	616,724	412,856

Total cost of revenues	2,773,522	2,234,039	1,654,548

Gross profit	7,706,490	6,157,945	5,012,668
Operating expenses(1)(2):
Research and development	1,553,073	1,208,127	946,300
Marketing and sales	4,829,291	3,918,027	3,239,824
General and administrative	1,088,358	967,563	748,238
Operating lease termination resulting from purchase of 50 Fremont	—	—	(36,617)

Total operating expenses	7,470,722	6,093,717	4,897,745
Income from operations	235,768	64,228	114,923
Investment income	35,848	27,374	15,341
Interest expense	(86,943)	(88,988)	(72,485)
Other income (expense)(1)	17,435	9,072	(15,292)
Gain on sales of land and building improvements	—	—	21,792
Gains from acquisitions of strategic investments	—	13,697	—

Income before benefit from (provision for) income taxes	202,108	25,383	64,279
Benefit from (provision for) income taxes	(74,630)	154,249	(111,705)

Net income (loss)	$127,478	$179,632	$(47,426)

(1) Amounts include amortization of purchased intangibles from business combinations, as follows:
Cost of revenues	$165,545	$127,676	$80,918
Marketing and sales	121,340	97,601	77,152
Other income (expense)	1,433	2,491	3,636
(2) Amounts include stock-based expenses, as follows:
Cost of revenues	$129,954	$107,457	$69,443
Research and development	259,838	187,487	129,434
Marketing and sales	468,553	388,937	289,152
General and administrative	138,668	136,486	105,599

(3)   Certain reclassifications to fiscal 2017 and 2016 balances were made to conform to the current period presentation in the consolidated statement of operations, which include cost of revenues-subscription and support and cost of revenues-professional services and other.

	As of January 31,
	2018	2017	2016
(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$4,521,705	$2,208,887	$2,725,377
(Negative) working capital(4)	(839,147)	(1,298,639)	90,432
Total assets	21,009,802	17,584,923	12,762,920
Long-term obligations(5)	1,487,921	2,789,330	2,119,160
Accumulated deficit	(337,432)	(464,910)	(653,271)
Total stockholders’ equity	9,388,496	7,500,127	5,002,869

(4)	The Company considers all its marketable debt securities to be available to support current liquidity needs including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. For consistency in presentation, working capital in the table above as of January 31, 2016 includes amounts previously reported in marketable securities, noncurrent. In addition, other reclassifications were made to balances as of January 31, 2017 and 2016 to conform to the current period presentation.
(5)	Long-term obligations consists of the 0.75% convertible senior notes issued in January 2010, the convertible notes issued in March 2013, the loan assumed on 50 Fremont, the term loan entered into in July 2016 and the revolving credit facility entered into in October 2014 and amended in July 2016. At January 31, 2018, the convertible notes were due in April 2018 and accordingly were classified as a current liability. As of January 31, 2018, a portion of the loan assumed on 50 Fremont was due within the next 12 months and accordingly was classified as a current liability.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included below and incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K under the caption “Item 1A. Risk Factors” and the other information contained in this prospectus supplement or accompanying prospectus or incorporated by reference herein, as updated by our subsequent filings under the Securities Exchange Act of 1934 (the “Exchange Act”) which also are incorporated by reference into this document. See “Where You Can Find More Information.”

Risks Relating to the Notes and the Offering

The negative covenants in the indenture that governs the notes may have a limited effect.

The indenture under which the notes will be issued will not limit the amount of indebtedness that the Company and its subsidiaries may incur. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for the Company to satisfy its obligations with respect to the notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.

Furthermore, the indenture for the notes will not, among other things:

•	require us to maintain any specified financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity;

•	restrict our ability to repurchase or prepay any of our other indebtedness; or

•	restrict our ability to make investments or to repurchase or pay dividends to or make other payments in respect of our common stock or other securities ranking junior to the notes.

In addition, the limitation on liens and limitation on sale and leaseback transactions covenants with respect to principal properties contain exceptions that will allow the Company to grant liens and enter into sale and leaseback transactions under certain circumstances without equally and ratably securing the notes.

The terms of the indenture and the notes will provide only limited protection against significant corporate events that could adversely impact your investment in the notes.

While the indenture and the notes will contain terms intended to provide protection to the holders of the notes upon the occurrence of certain events involving significant corporate transactions, such terms will be limited and may not be sufficient to protect your investment in the notes. A variety of transactions (such as certain mergers, acquisitions of us by a public company, acquisitions of other companies by us or recapitalizations) that could affect the value of your notes may not trigger a “change of control repurchase event” (as defined in “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event”). If we were to enter into a significant corporate transaction that would negatively affect the value of the notes but would not constitute a change of control repurchase event, we would not be required to offer to repurchase your notes prior to their maturity.

The notes will be unsecured and effectively subordinated to the Company’s existing and future secured indebtedness and other obligations and will rank equally with the Company’s existing and future unsecured, unsubordinated obligations.

The notes will be unsecured, unsubordinated obligations of the Company, ranking equally in right of payment to all of the Company’s existing and future unsecured, unsubordinated indebtedness, and will be effectively subordinated to all of the Company’s existing and future secured indebtedness and other obligations to the extent of the value of the Company’s assets securing such indebtedness or other obligations. The indenture governing the notes will restrict the Company’s ability (though not any of our subsidiaries’ ability) to incur debt secured by certain principal properties; however, this covenant will be subject to a number of important exceptions and qualifications. If the Company incurs any secured debt or other secured obligations, the assets and the assets of its subsidiaries securing such debt and obligations will be subject to prior claims by secured creditors. In the event of the Company’s bankruptcy, liquidation, reorganization or other winding up, any assets of the Company that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in the remaining assets of the Company ratably with all of the Company’s unsecured, unsubordinated creditors, including trade creditors.

As of January 31, 2018, assuming the incurrence by the Company of $3.0 billion in aggregate principal amount of unsecured, unsubordinated indebtedness (including the proposed term loan and the notes offered hereby) to fund the Acquisition Obligations and after giving effect to the maturity and settlement of the Company’s convertible notes, the Company would have had $3.5 billion of unsecured, unsubordinated indebtedness outstanding and $200.0 million of secured indebtedness outstanding (consisting of the loan that we assumed when we purchased an office building located at 50 Fremont Street in San Francisco, California).

In addition, if the Company incurs any additional debt that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of the Company. This may have the effect of reducing the amount of proceeds paid to you.

The notes are the unsecured obligations of the Company and not the obligations of its subsidiaries and will be structurally subordinated to the obligations of our subsidiaries.

The notes are neither obligations of, nor guaranteed by, our subsidiaries and therefore the notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. The indenture governing the notes will not restrict our subsidiaries’ ability to incur indebtedness or other obligations. The Company’s subsidiaries are under no obligation to provide the Company with funds for its payment obligations, whether by dividends, distributions, loans or other payments. In the event of a bankruptcy, liquidation, or similar proceeding of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us. As of January 31, 2018, assuming the incurrence by the Company of $3.0 billion in aggregate principal amount of unsecured, unsubordinated indebtedness (including the proposed term loan and the notes offered hereby) to fund the Acquisition Obligations and after giving effect to the maturity and settlement of our convertible notes, the Company’s subsidiaries would have had approximately $2.5 billion of outstanding liabilities, including trade payables and deferred revenue, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with generally accepted accounting principles.

The Company does not have any property that has been determined to be a principal property under the indenture governing the notes.

The indenture governing the notes will include covenants that, among other things and subject to certain important exceptions, limit the Company’s ability (though not any of our subsidairies’ ability) to (i) incur, issue, assume or guarantee any indebtedness for borrowed money secured by a lien on principal properties of the Company without effectively providing that the notes be secured equally and ratably and (ii) enter into sale and leaseback transactions with respect to principal properties of the Company. However, as of January 31, 2018, the Company did not have any property that would constitute a principal property. In addition, our principal corporate offices or primary campuses (including our San Francisco headquarters) are expressly excluded from the definition of principal property. Furthermore, the Company’s board of directors (or a committee thereof) will have broad discretion to determine that a property is not a principal property governing the notes.

The liens and sale and leaseback covenants in the indenture governing the notes will not apply to subsidiaries of the Company and will include many important exceptions.

The limitation on liens and sale and leaseback covenants will apply to the Company, but not to its subsidiaries. As a result, such subsidiaries will not be restricted under the indenture from granting liens or security interests with respect to all or any of their assets without having to provide similar liens or security to the holders of the notes, or from entering into sale and leaseback transactions. The indenture does not contain any restriction on transfers of assets from the Company to its subsidiaries. In addition, exceptions to the limitation on liens covenant would allow the Company to borrow substantial additional amounts, and to grant liens or security interests in connection with those borrowings.

We will have substantial debt obligations that could restrict our operations and prevent the Company from fulfilling its obligations under the notes.

As of January 31, 2018, assuming the incurrence by the Company of $3.0 billion in aggregate principal amount of unsecured, unsubordinated indebtedness (including the proposed term loan and the notes offered hereby) to fund the Acquisition Obligations and after giving effect to the maturity and settlement of the Company’s convertible notes, the Company would have had $3.5 billion of unsecured, unsubordinated indebtedness outstanding and $200.0 million of secured indebtedness outstanding (consisting of the loan that we assumed when we purchased an office building located at 50 Fremont Street in San Francisco, California). See “Capitalization.”

We may also incur additional indebtedness in the future. Our substantial indebtedness could have adverse consequences, including:

•	making it more difficult for us to satisfy our financial obligations, including the Company’s obligations with respect to the notes;

•	increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage compared to our competitors that are less leveraged;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes; and

•	exposing us to greater interest rate risk to the extent that the interest rate on the applicable borrowings is variable.

Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding the future expansion of our business and ongoing capital expenditures, which could impede our growth. If our operating cash flow and capital resources are insufficient to service our debt obligations, including the notes, we may be forced to sell assets, seek additional equity or debt financing or restructure our debt, which could harm our long-term business prospects. Our failure to comply with the terms of any existing or future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt, including the notes.

Our ability to make payments on, and to refinance, our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.

Our business may not generate sufficient cash flow from operations, and we may not have available to us future borrowings in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. In these circumstances, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restriction in the agreements governing our indebtedness, including the indenture governing the notes; and

•	the condition of the financial markets and the industry in which we operate.

As a result, we may not be able to refinance any of our indebtedness, including the notes, on commercially reasonable terms or at all. Without this financing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. In addition, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations, including our obligations under the notes.

The market prices of the notes may be volatile.

The market prices of the notes will depend on many factors that may vary over time, some of which are beyond our control, including:

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	market interest rates;

•	the market for similar securities;

•	competition;

•	the size and liquidity of the markets for the notes; and

•	general economic conditions.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

The Company’s credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to the notes are limited in scope and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of a rating may be obtained from the rating agency. There can be no assurance that credit ratings will remain in effect or that a rating will not be lowered, suspended or withdrawn by the rating agency if, in the rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

Any decline in the Company’s corporate credit ratings or the rating of the notes could adversely affect the values of the notes.

Any decline in the ratings of the Company’s corporate credit or the notes or any indications from the rating agencies that their ratings on our corporate credit or the notes are under surveillance or review with possible negative implications could adversely affect the values of the notes. Any future ratings downgrade or an indication from the rating agencies that their ratings are under surveillance or review could adversely affect our ability to access capital and the value of the notes.

If the Company is required to redeem the mandatorily redeemable notes in connection with a special mandatory redemption, holders of the notes may not obtain their expected return on the notes.

If (x) the consummation of the Acquisition does not occur on or before April 20, 2019 or (y) the Company notifies the trustee that it will not pursue the consummation of the Acquisition, the Company will be required to redeem the mandatorily redeemable notes then outstanding at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The 2028 Notes are not subject to the Special Mandatory Redemption. Our ability to consummate the Acquisition is subject to various closing conditions, including regulatory approvals and other matters over which we have limited or no control. If we abandon the Acquisition and are required to redeem the mandatorily redeemable notes, holders of such notes may not obtain their expected return on such notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment that results in a comparable return. Holders of the mandatorily redeemable notes will have no right to opt out of the special mandatory redemption provisions of such notes.

Your decision to invest in the notes is made at the time of the offering of the notes. Further, holders of the mandatorily redeemable notes will have no rights under the special mandatory redemption provision if the Acquisition is consummated, nor will such holders have any right to require us to redeem such notes if, between the closing of the notes offering and the closing of the Acquisition, we experience any changes in our business or financial condition or if the terms of the Acquisition change.

The Company may be unable to redeem the mandatorily redeemable notes in the event of a special mandatory redemption.

The Company is not obligated to place the proceeds of this offering of notes in escrow prior to the closing of the Acquisition or to provide a security interest in such proceeds, and there are no other restrictions on our use of such proceeds during such time. Accordingly, the Company will need to fund any special mandatory redemption using proceeds that we have voluntarily retained or from other sources of liquidity. As a result, in the event of a special mandatory redemption, the Company may not have sufficient funds to redeem the mandatorily redeemable notes.

There may be no active trading markets for the notes, and, if one develops, it may not be liquid.

The notes will constitute new issues of securities for which there is no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. Trading markets for the notes may not develop, or if markets for the notes were to develop, the notes may trade at a discount from their original offering prices, depending upon many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition. Although the underwriters have advised us that they currently intend to make a market in the notes of each series, they are not obligated to do so and may discontinue such market making activity at any time without notice. There can be no assurance as to the development or liquidity of any market for the notes, the ability of the holders to sell their notes or the prices at which the holders would be able to sell their notes.

We may be unable to purchase the notes upon a change of control repurchase event.

If a change of control repurchase event occurs with respect to a series of notes (subject to certain important exceptions), each holder of notes of such series will have the right to require the Company to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the repurchase date. If the Company experiences a change of control repurchase event, there can be no assurance that the Company would have sufficient financial resources available to satisfy its obligations to repurchase the notes. The Company’s failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event.”

Risks Relating to the Acquisition

Completion of the Acquisition is subject to conditions, and if these conditions are not satisfied or waived, the Acquisition will not be completed.

Each of our and MuleSoft’s obligation to complete the Acquisition is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement. These include, among others, (i) the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn a number of shares of MuleSoft common stock that, upon the consummation of the Offer (assuming that shares of MuleSoft Class B Common Stock validly tendered (and not validly withdrawn) will convert into shares of MuleSoft Class A Common Stock upon the consummation of the Offer), together with the shares of MuleSoft common stock then owned by the Company and Purchaser (if any), would represent at least a majority of the aggregate voting power of the shares of MuleSoft common stock outstanding immediately after the consummation of the Offer; (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the effectiveness of a registration statement on Form S-4 filed by the Company registering the shares of Salesforce common stock to be issued in connection with the Acquisition; and (iv) the absence of any changes that have (or would reasonably be expected to have) a material adverse effect on MuleSoft’s business, operations, assets or financial condition. The failure to satisfy all of the required conditions in the Merger Agreement could delay the completion of the Acquisition or prevent it from occurring. Any delay in completing the Acquisition could cause us not to realize some or all of the benefits that we expect to achieve if the Acquisition is successfully completed within the expected time frame. There can be no assurance that the conditions to the closing of the Acquisition will be satisfied or waived or that the Acquisition will be completed, or as to whether the Acquisition will be completed on terms other than those set forth in the Merger Agreement as in effect as of the date of this prospectus supplement.

We may fail to realize all of the anticipated benefits of the Acquisition or those benefits may take longer to realize than expected. We may also incur unanticipated liabilities or expenses that adversely affect the anticipated value of or benefits of the Acquisition.

The full benefits of the Acquisition, including anticipated sales or growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the Acquisition could adversely affect our financial condition, results of operations or cash flows. In addition, we will be required to devote significant attention and resources (i) prior to closing to prepare for the integration and operation of MuleSoft following the Acquisition and (ii) post-closing to successfully align the business practices and operations of Salesforce and MuleSoft. This process may disrupt the businesses and, if ineffective, could limit the anticipated benefits of the Acquisition. Furthermore, we may incur unanticipated liabilities or expenses with respect to the Acquisition or integration of MuleSoft that could adversely affect our results of operations, prevent us from realizing the anticipated benefits of the Acquisition or divert management’s attention.

We will incur direct and indirect costs as a result of the Acquisition.

We will incur substantial expenses in connection with and as a result of completing the Acquisition and, following the completion of the Acquisition, we expect to incur additional expenses in connection with combining the businesses, operations, policies and procedures of Salesforce and MuleSoft. Factors beyond our control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

We are not providing in the base prospectus, this preliminary prospectus supplement or the final prospectus supplement historical financial information of MuleSoft or pro forma financial statement information reflecting the impact of the Acquisition on our historical financial position and operating results.

We are not required, pursuant to SEC regulations, to include any historical MuleSoft financial statements or pro forma financial information related to the Acquisition in this prospectus supplement, although we are providing such historical and pro forma financial information in a registration statement filed with the SEC related to the Acquisition. As a result, investors will be required to determine whether to participate in this offering without the benefit of such historical or pro forma financial information. Accordingly, when deciding whether to invest in the notes, you should consider the fact that there is very limited information related to MuleSoft or its anticipated impact on our financial results contained in this prospectus supplement. We cannot assure you that such limited information is adequate to assess the impact of the Acquisition on our future financial performance or condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus supplement are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “aims,” “projects,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “assumes,” “may,” “should,” “could,” “would,” “foresees,” “forecasts,” “predicts,” “targets,” variations of such words and similar expressions are intended to identify such forward-looking statements, which may consist of, among other things, trend analyses and statements regarding future events, future financial performance, anticipated growth and industry prospects. These forward-looking statements are based on current expectations, estimates and forecasts, as well as the beliefs and assumptions of our management, and are subject to risks and uncertainties that are difficult to predict, including: the effect of general economic and market conditions; the impact of foreign currency exchange rate and interest rate fluctuations on our results; our business strategy and our plan to build our business, including our strategy to be the leading provider of enterprise cloud computing applications and platforms; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which we participate; our international expansion strategy; our service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; real estate and office facilities space; our operating results and cash flows; new services and product features; our strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; the performance and fair value of our investments in complementary businesses through our strategic investment portfolio; our ability to realize the benefits from strategic partnerships and investments; our ability to successfully integrate acquired businesses and technologies; our ability to continue to grow and maintain unearned revenue (previously referred to as deferred revenue); our ability to protect our intellectual property rights; our ability to develop our brands; our reliance on third-party hardware, software and platform providers; our dependency on the development and maintenance of the infrastructure of the Internet; the effect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls; the valuation of our deferred tax assets; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws, including the U.S. Tax Cuts and Jobs Act, and interpretations thereof; uncertainties affecting our ability to estimate our tax rate; the impact of expensing stock options and other equity awards; the sufficiency of our capital resources; factors related to our outstanding convertible notes, revolving credit facility, term loan and loan associated with 50 Fremont; compliance with our debt covenants and capital lease obligations; current and potential litigation involving us; the impact of climate change; our ability to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the Offer to meet the minimum condition; our ability to secure regulatory approvals on the terms expected, in a timely manner or at all; our ability to successfully integrate MuleSoft’s operations; our ability to implement our plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the proposed transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of our common stock or on our operating results; significant transaction costs; unknown liabilities; and the risk of litigation or regulatory actions related to the proposed transaction.

Consequently, all forward-looking statements contained or incorporated by reference in this prospectus supplement are qualified by factors, risks and uncertainties, including, but not limited to, those set forth above, those set forth in the section entitled “Risk Factors” of this prospectus supplement, those set forth under the headings “Forward-Looking Information” and “Risk Factors” in our annual and quarterly reports and other filings with the SEC that are incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the notes will be approximately $2.48 billion, after deducting underwriting discounts and estimated offering expenses payable by us. We expect to use the net proceeds from the offering of the notes, together with cash on our balance sheet and the expected borrowing of $500.0 million under the proposed term loan, to finance the Acquisition Obligations. In the event that the Acquisition is not consummated, we expect to use the proceeds of the 2028 Notes for general corporate purposes and the repayment of debt. See “Summary—Recent Developments.”

No lenders have committed to fund any portion of the proposed term loan. Our ability to obtain the proposed term loan will depend on many factors, including lender demand and market conditions, and we cannot assure you that it or other additional permanent financing will be available to us on favorable terms, if at all.

Salesforce has also obtained a commitment from Bank of America N.A., an affiliate of one of the underwriters, and certain other financial institutions for the $3.0 billion 364-day senior unsecured bridge term loan facility, subject to customary conditions. Affiliates of certain of the other underwriters in this offering are also lenders under the bridge facility. The amount committed under the bridge facility will be reduced on a dollar for dollar basis with the net proceeds of this offering and the amount of the commitments under the proposed term loan, if any. The timing, amounts and terms of any borrowing and/or issuance will depend on market conditions and other factors, and our financing plans may change. The Merger Agreement does not contain a financing condition. This offering is not conditioned upon the consummation of the proposed term loan or any of the other financings described herein.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a consolidated basis for the periods indicated.

Fiscal Year Ended January 31,
2018	2017	2016	2015	2014
2.5x	1.2x	1.6x	N/A	N/A

For the purpose of calculating such ratios, “earnings” consist of income (loss) from continuing operations before income taxes and before adjustment for equity investees, plus fixed charges and amortization of capitalized interest, reduced by interest capitalized. “Fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and transaction costs and the portion of rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by approximately $104.1 million and $251.0 million for the fiscal years ended January 31, 2015 and 2014, respectively.

CAPITALIZATION

The following table sets forth, as of January 31, 2018, our consolidated cash and cash equivalents and capitalization (i) on an actual basis and (ii) as adjusted to give effect only to the issuance of the notes offered hereby. You should read the table together with our consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of January 31, 2018
	Actual	As Adjusted
(in thousands, except per share data)	(audited)	(unaudited)
Cash and cash equivalents	$2,543,484	$5,022,709

Debt:(1)
Revolving credit facility(2)	$—	$—
Term loan(2)	498,372	498,372
0.25% Convertible Senior Notes	1,022,588	1,022,588
3.250% Senior Notes due 2023 offered hereby	—	991,780
3.700% Senior Notes due 2028 offered hereby	—	1,487,445
Loan assumed on 50 Fremont(3)	198,538	198,538

Total debt	$1,719,498	$4,198,723

Stockholders’ equity:
Common stock, $0.001 par value, 1,600,000 shares authorized, 729,853 shares issued and outstanding	$730	$730
Preferred stock, $0.001 par value, 5,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	9,752,340	9,752,340
Accumulated other comprehensive loss	(27,142)	(27,142)
Accumulated deficit	(337,432)	(337,432)

Total stockholders’ equity	9,388,496	9,388,496

Total capitalization	$11,107,994	$13,587,219

(1)	Amounts of indebtedness reflected in this table reflect the aggregate principal amount thereof less unamortized debt issuance costs and debt discount.
(2)	We intend to refinance our revolving credit facility and term loan facility prior to the completion of the Acquisition, but after the issuance of the notes offered hereby. This table assumes that there will be no changes in the aggregate principal amount of, or amounts drawn under, these facilities.
(3)	This loan is secured by our offices at 50 Fremont Street, San Francisco, CA.

The data presented above does not reflect:

•	any adjustments for the proposed Acquisition, including cash acquired or debt assumed in connection therewith;

•	the settlement, as of April 2, 2018, of all of our convertible notes outstanding as of January 31, 2018 through the payment of approximately $1.028 billion in cash and issuance of approximately 6.8 million shares of our common stock.

•	the expected borrowing of $500.0 million under the proposed term loan.

For information relating to the Acquisition financing, see “Summary—Recent Developments—Acquisition Financing” and “Use of Proceeds.”

DESCRIPTION OF NOTES

We are offering $1,000,000,000 aggregate principal amount of 3.250% senior notes due 2023 (the “2023 notes” or the “mandatorily redeemable notes”) and $1,500,000,000 aggregate principal amount of 3.700% senior notes due 2028 (the “2028 notes” and, together with the 2023 notes, the “notes”). We will issue the 2023 notes and the 2028 notes as separate series of debt securities under an indenture, to be entered into concurrently with the initial issuance of the notes, between us and U.S. Bank National Association, as trustee (the “base indenture”) as supplemented by a supplemental indenture between us and the trustee to be entered into concurrently with the delivery of the notes (the “supplemental indenture,” and together with the base indenture, the “indenture”). The following description of the terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities under the heading “Description of Debt Securities” in the accompanying prospectus.

The following summary of the provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture, including definitions therein of certain terms and provisions made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to salesforce.com, inc., and not to its subsidiaries.

General

The notes will have the following basic terms:

•	the notes will be our senior unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated debt obligations, including our senior unsecured term loan and our senior unsecured revolving credit facility, and will be effectively junior to our all of our secured indebtedness to the extent of the assets securing such obligations;

•	the notes will be structurally subordinated to all liabilities of our subsidiaries;

•	we are issuing $1,000,000,000 aggregate principal amount of 2023 notes and $1,500,000,000 aggregate principal amount of 2028 notes (subject, in each case, to our rights to issue additional notes as described under “—Further Issuances” below);

•	the 2023 notes will accrue interest at a rate of 3.250% per year, and the 2028 notes will accrue interest at a rate of 3.700% per year;

•	the 2023 notes will mature on April 11, 2023 and the 2028 notes will mature on April 11, 2028, unless redeemed or repurchased prior to that date;

•	interest on the notes will accrue from April 11, 2018, and will be payable semi-annually in arrears on April 11 and October 11 of each year, beginning on October 11, 2018;

•	interest on the notes will be paid to the person in whose name that note is registered at the close of business on March 26 or September 26, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months;

•	if any interest or other payment date of a note falls on a day that is not a business day, the required payment of principal, premium, if any, or interest will be due on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day,” when used with respect to any note, means any calendar day that is not a Saturday or a Sunday or day on which banking institutions in the City of New York (or any other place of payment) are authorized or required by law, regulation or executive order to close;

•	we may redeem notes of each series, in whole or in part, at any time at our option as described under “—Optional Redemption” below;

•	we may be required to repurchase the notes in whole or in part at your option in connection with the occurrence of a “change of control repurchase event” as described under “—Purchase of Notes upon a Change of Control Repurchase Event” below;

•	we may be required to redeem the mandatorily redeemable notes as described under “—Special Mandatory Redemption” below;

•	the notes will be issued in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	the notes of each series will be represented by one or more global notes registered in the name of a nominee of DTC, but in certain circumstances may be represented by notes in definitive form (see “—Book-Entry; Delivery and Form; Global Notes General” below);

•	the notes will be exchangeable and transferable at an office or agency maintained for such purposes (which initially will be the corporate trust office of the trustee);

•	the notes will not be subject to any sinking fund; and

•	we may, subject to compliance with applicable law, at any time purchase notes in the open market or otherwise.

Ranking

The notes will be our senior unsecured and unsubordinated obligations and will rank equally in right of payment with all of our unsecured and unsubordinated obligations. The notes will be structurally subordinated to the indebtedness of our subsidiaries and will be effectively junior to our secured indebtedness to the extent of the value of the assets securing such indebtedness. Claims of the creditors of our subsidiaries will generally have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of our subsidiaries.

As of January 31, 2018, assuming the incurrence by the Company of $3.0 billion in aggregate principal amount of unsecured, unsubordinated indebtedness (including the proposed term loan and the notes offered hereby) to fund the Acquisition Obligations and after giving effect to the maturity and settlement of the Company’s convertible notes, the Company would have had $3.5 billion of unsecured, unsubordinated indebtedness outstanding and $200.0 million of secured indebtedness outstanding (consisting of the loan that we assumed when we purchased an office building located at 50 Fremont Street in San Francisco, California), and the Company’s subsidiaries would have had approximately $2.5 billion of outstanding liabilities, including trade payables and deferred revenue, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with generally accepted accounting principles.

Further Issuances

The indenture will not limit the aggregate principal amount of debt securities (including the notes) that may be issued under it. Among other things, we may from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes of a series having the same terms as, and ranking equally and ratably with, the applicable series of notes in all respects (except for the issue date, the public offering price and, if applicable, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes); provided that if such additional notes are not fungible with the notes of the applicable series offered hereby for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number. Such additional notes may be consolidated and form a single series with, and will have the same terms as to ranking, redemption, waivers, amendments or otherwise as, the applicable series of notes, and will vote together as one class on all matters with respect to such series of notes.

Optional Redemption

We may redeem the 2023 notes and the 2028 notes at our option, either in whole or in part, at any time or from time to time prior to the applicable Par Call Date, at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to, but not including, the redemption date:

•	100% of the aggregate principal amount of the notes to be redeemed; or

•	the sum of the present values of the Remaining Scheduled Payments.

In determining the present values of the Remaining Scheduled Payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 10 basis points for the 2023 notes and 15 basis points for the 2028 notes.

At any time on or after the applicable Par Call Date, we may redeem the notes, in whole or in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to but excluding the date fixed for redemption.

The following terms are relevant to the determination of the redemption price:

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the applicable notes to be redeemed (assuming, for this purpose, that the notes matured on the applicable Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (assuming, for this purpose, that the notes matured on the applicable Par Call Date).

“Comparable Treasury Price” means, with respect to any redemption date, (1) the arithmetic average of the applicable Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four applicable Reference Treasury Dealer Quotations, the arithmetic average of all applicable Reference Treasury Dealer Quotations for such redemption date.

“Independent Investment Banker” means J.P. Morgan Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated and any of their respective successors or their respective affiliates as we may appoint from time to time; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in the United States (a “primary treasury dealer”), we may substitute another primary treasury dealer.

“Par Call Date” means, with respect to the 2023 notes, March 11, 2023 (the date that is one month prior to the maturity date of the 2023 notes), and with respect to the 2028 notes, January 11, 2028 (the date that is three months prior to the maturity date of the 2028 notes).

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and any of their respective successors or affiliates as we may appoint from time to time (provided, however, that if any of them ceases to be a primary treasury dealer, the Company may substitute therefor another primary treasury dealer) and any other primary treasury dealers selected by us, and any of their respective affiliates or successors as we may appoint from time to time.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by us, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date if such note matured on the applicable Par Call Date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the applicable Comparable Treasury Issue. In determining this rate, we will assume a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

Notice of any redemption will be electronically delivered or mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed, with a copy to the trustee. In the event that we choose to redeem less than all of the notes, the trustee (or depositary, as applicable) shall select the notes to be redeemed pro rata, by lot or such other method the trustee (or depositary, as applicable) considers fair and appropriate and in a manner that complies with applicable requirements of the depositary. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes, or portions thereof, called for redemption.

Special Mandatory Redemption

We expect to use the net proceeds from this offering in connection with the Acquisition. See “Use of Proceeds.”

If (x) the consummation of the Acquisition does not occur on or before April 20, 2019 (the “Extended Termination Date”) or (y) we notify the trustee that we will not pursue the consummation of the Acquisition (the earlier of the date of delivery of such notice described in clause (y) and the Extended Termination Date, the “Special Mandatory Redemption Trigger Date”), we will be required to redeem the mandatorily redeemable notes then outstanding (such redemption, the “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (the “Special Mandatory Redemption Price”). The 2028 notes are not subject to the Special Mandatory Redemption.

In the event that the Company becomes obligated to redeem the mandatorily redeemable notes pursuant to the Special Mandatory Redemption, we will promptly, and in any event not more than 10 business days after the Special Mandatory Redemption Trigger Date, deliver notice to the trustee and the registered holders of the mandatorily redeemable notes of the Special Mandatory Redemption and the date upon which such notes will be redeemed (the “Special Mandatory Redemption Date,” which date shall be no later than the third Business Day following the date of such notice) together with a notice of Special Mandatory Redemption for the trustee to deliver to each registered holder of notes to be redeemed. At the Company’s request (delivered to the trustee at least one business day prior to the date such notice is to be sent (or such shorter period as the trustee may agree)), the trustee will promptly mail, or deliver electronically if such notes are held by any depositary (including, without limitation, DTC) in accordance with such depositary’s customary procedures, such notice of Special Mandatory Redemption to each registered holder of notes to be redeemed at its registered address. Unless we default in payment of the Special Mandatory Redemption Price, on and after such Special Mandatory Redemption Date, interest will cease to accrue on the notes to be redeemed.

For the purposes of the Description of Notes, the “Acquisition” means the acquisition of MuleSoft by us or any of our subsidiaries.

Notwithstanding the foregoing, installments of interest on any series of notes that are due and payable on interest payment dates falling on or prior to the special mandatory redemption date will be payable on such interest payment dates to the registered holders as of the close of business on the relevant record dates in accordance with the notes and the indenture.

The proceeds of the offering will not be deposited into an escrow account pending any special mandatory redemption of the notes. Our ability to pay the redemption price to holders of the notes following a special mandatory redemption may be limited by our then existing financial resources, and sufficient funds may not be available when necessary to make any required purchases of notes.

Purchase of Notes upon a Change of Control Repurchase Event

If a change of control repurchase event occurs with respect to a series of notes, unless we have exercised our right to redeem such notes as described above under “—Optional Redemption,” we will be required to make an offer to each holder of the applicable notes to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes of such series, at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase.

Within 30 days following any change of control repurchase event or, at our option, prior to any change of control, but after the public announcement of the transaction that constitutes or may constitute a change of control, we will electronically deliver or mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is electronically delivered or mailed (the “Change of Control Payment Date”). The notice shall, if electronically delivered or mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the notes by virtue of compliance with such securities laws and regulations.

On the repurchase date following a change of control repurchase event, we will, to the extent lawful:

(1)	accept for payment all the notes or portions of the notes properly tendered pursuant to its offer;

(2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the notes or portions of the notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officer’s certificate stating the aggregate principal amount of notes being purchased by the Company.

The paying agent will promptly deliver to each holder of notes properly tendered the payment for the notes, and the trustee will promptly authenticate and deliver (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

We will not be required to make an offer to repurchase the notes in connection with a change of control repurchase event if a third party makes such an offer in the manner and at the times and otherwise in compliance with the requirements under the indenture for such an offer made by the Company, and such third party purchases all notes validly tendered and not withdrawn under its offer. In addition, the Company’s obligation to repurchase the notes upon a change of control repurchase event may be waived by the holders of not less than a majority of the outstanding notes affected by such waiver.

If holders of not less than 95% in aggregate principal amount of the applicable outstanding series of notes validly tender and do not withdraw such notes in an offer to repurchase the notes in connection with a change of control repurchase event and we purchase all of the notes validly tendered and not withdrawn by such holders, we will have the right, upon not less than 30 nor more than 60 days’ prior written notice to the holders of notes and the trustee, given not more than 30 days following the Change of Control Payment Date, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The change of control repurchase event feature is a result of negotiations between us and the underwriters. We have no present intention to engage in a transaction involving a change of control, although it is possible that we could decide to do so in the future. The Acquisition does not constitute a change of control. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness of the Company or its subsidiaries outstanding at such time or otherwise affect the capital structure of the Company or its subsidiaries or the credit ratings of the notes. Restrictions on our ability to incur liens, enter into sale and leaseback transactions and merge, consolidate or sell assets are contained in the covenants as described under “—Certain Covenants—Limitation on Liens,” “—Certain Covenants—Limitation on Sale and Leaseback Transactions” and “—Certain Covenants—Merger, Consolidation or Sales of Assets.” Except for the limitations contained in such covenants and the covenant relating to repurchases upon the occurrence of a change of control repurchase event, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The phrase “all or substantially all,” as used with respect to our assets and subsidiaries in the definition of “change of control,” is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person may be uncertain.

We may not have sufficient funds to repurchase all the notes upon a change of control repurchase event. In addition, even if we have sufficient funds, we may be prohibited from repurchasing the notes under the terms of our other debt instruments outstanding at such time. Further, a change of control may constitute an event of default under one or more of our debt instruments outstanding from time to time. See “Risk Factors—Risks Relating to the Notes and the Offering—We may be unable to purchase the notes upon a change of control repurchase event.”

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“change of control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries; or (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), including any group defined as a person for the purpose of Section 13(d)(3) of the Exchange Act, other than the Company or its subsidiaries, becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our voting stock; provided, however, that a person shall not be deemed beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act. Notwithstanding the foregoing, a transaction will not be considered to be a change of control if (a) we become a direct or indirect wholly-owned subsidiary of another person and (b) either (i) the shares of the Company’s voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of such person immediately after giving effect to such transaction or (ii) immediately following such transaction, no person (other than a person satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly of more than 50% of the voting stock of such person.

“change of control repurchase event” means the occurrence of both a change of control and a ratings event.

“investment grade rating” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“rating agency” means (1) each of Moody’s and S&P, so long as such entity makes a rating of the notes publicly available; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us (as certified by a resolution of our board of directors or authorized committee thereof) as a replacement agency for Moody’s or S&P, or both, as the case may be.

“rating category” means (i) with respect to Moody’s, any of the following categories: Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); (ii) with respect to S&P, any of the following categories: BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of Moody’s or S&P used by another rating agency. In determining whether the rating of the notes has decreased by one or more gradations, gradations within rating categories (1, 2 and 3 for Moody’s; + and—for S&P; or the equivalent gradations for another rating agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

“rating event” means the rating on the notes is lowered by both rating agencies and the notes are rated below an investment grade rating by both rating agencies, in any case on any day during the period (which period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) commencing upon the first public notice of the occurrence of a change of control or our intention to effect a change of control and ending 60 days following the consummation of the change of control.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“voting stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors or managers of such person (or if such person is a partnership, the board of directors or other governing body of the general partner of such person).

Certain Covenants

Except as set forth below, neither we nor any of our subsidiaries will be restricted by the indenture from:

•	incurring any indebtedness or other obligation;

•	paying dividends or making distributions on our capital stock or the capital stock of our subsidiaries; or

•	purchasing or redeeming our capital stock or the capital stock of our subsidiaries.

In addition, we will not be required to maintain any financial ratios or specified levels of net worth or liquidity or to repurchase or redeem or otherwise modify the terms of the notes upon a change of control or other events involving us or any of our subsidiaries which may adversely affect the creditworthiness of the notes, except to the limited extent provided under “—Purchase of Notes upon a Change of Control Repurchase Event.” Among other things, the indenture will not contain covenants designed to afford holders of the notes any protections in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the notes, except to the limited extent provided under “—Purchase of Notes upon a Change of Control Repurchase Event.”

The indenture will contain the following principal covenants. Capitalized terms used in this subsection (“—Certain Covenants”) are defined below under “—Certain Definitions.”

Limitation on Liens

If we incur, issue, assume or guarantee any indebtedness and that indebtedness is secured by a Lien on any of our principal properties, we will secure the notes equally and ratably with, or prior to, such secured indebtedness, so long as such secured indebtedness shall be so secured.

The foregoing restriction does not apply to:

(1)	Liens on property of a person existing at the time such person is merged into or consolidated with us or any of our subsidiaries, at the time such person becomes our subsidiary, or at the time of a sale, lease or other disposition of all or substantially all of the properties or assets of a person to us or any of our subsidiaries, provided that such Lien was not incurred in anticipation of the merger, consolidation, sale, lease, or other disposition;

(2)	Liens on property existing at the time of acquisition by us of such property (which may include property previously leased by us or any of our subsidiaries and leasehold interests on such property, provided that the lease terminates prior to or upon the acquisition);

(3)	Liens on property to secure the payment of all or any part of the cost of acquisition, construction, development or improvement of such property, or to secure indebtedness incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 18 months after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property;

(4)	Liens in favor of us or any of our subsidiaries;

(5)	Liens existing on the date of the initial issuance of the notes (other than any additional notes);

(6)	Liens created to secure the notes;

(7)	Liens incurred in connection with pollution control, industrial revenue or similar financings;

(8)

Liens on property in favor of the United States of America or any state thereof, or in favor of any other country, or any department, agency, instrumentality or political subdivision thereof (including, without limitation, security interests to secure indebtedness of the pollution control or industrial revenue type)

in order to permit us or any of our subsidiaries to perform a contract or to secure indebtedness incurred for the purpose of financing all or any part of the purchase price for the cost of constructing or improving the property subject to such security interests or which is required by law or regulation as a condition to the transaction of any business or the exercise of any privilege, franchise or license;

(9)	any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any indebtedness secured by any Lien referred to in clauses (1) through (8) and (10), inclusive, provided that (i) such extension, renewal or replacement Lien shall be limited to all or a part of the same property that secured the Lien extended, renewed or replaced (plus improvements on such property, and plus any property relating to a specific project, the completion of which is funded pursuant to clause (ii)(b) below), and (ii) the indebtedness secured by such Lien at such time is not increased (other than (a) by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the indebtedness being refinanced) and (b) where an additional principal amount of indebtedness is incurred to provide funds for the completion of a specific project or property that is subject to a Lien securing the indebtedness being extended, refinanced or renewed, by an amount equal to such additional principal amount); or

(10)	Liens created in substitution of any Liens permitted by clauses (1) through (9), inclusive, provided that, (i) based on a good faith determination of a senior officer of the Company, the principal property encumbered by such substitute or replacement Lien is substantially similar in nature to the principal property encumbered by the otherwise permitted Lien that is being replaced, and (ii) the indebtedness secured by such Lien at such time is not increased (other than (a) by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the indebtedness being refinanced) and (b) where an additional principal amount of indebtedness is incurred to provide funds for the completion of a specific project or property that is subject to a Lien securing the indebtedness being extended, refinanced or renewed, by an amount equal to such additional principal amount).

Notwithstanding the restrictions set forth in the preceding paragraph, we will be permitted to incur secured indebtedness which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes, provided that, after giving effect to such secured indebtedness, the outstanding aggregate principal amount of all such secured indebtedness (not including Liens permitted under clauses (1) through (10) above), together with all attributable debt outstanding pursuant to the second paragraph of the “—Limitation on Sale and Leaseback Transactions” covenant described below, does not exceed the greater of (a) 25% of Consolidated Net Worth calculated as of the date of the creation or incurrence of the Lien and (b) 25% of Consolidated Net Worth calculated as of the date of initial issuance of the notes. We may also, without equally and ratably securing the notes, create or incur Liens that renew, substitute or replace (including successive renewals, substitutions or replacements), in whole or in part, any Lien permitted pursuant to the preceding sentence.

Limitation on Sale and Leaseback Transactions

We will not, enter into any sale and leaseback transaction for the sale and leasing back of any of our principal properties, unless:

(1)	such transaction was entered into prior to the date of the initial issuance of the notes (other than any additional notes);

(2)	such transaction was for the sale and leasing back to us or any of our subsidiaries of any property by one of our subsidiaries;

(3)	such transaction involves a lease for not more than three years (or which may be terminated by us or our subsidiaries within a period of not more than three years);

(4)	we would be entitled to incur indebtedness secured by a Lien with respect to such sale and leaseback transaction without equally and ratably securing the notes pursuant to the second paragraph of the “—Limitation on Liens” covenant described above;

(5)	the effective date of any such arrangement or the purchaser’s commitment therefor is within 365 days prior or subsequent to the acquisition of such principal property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of full operation thereof, whichever is later; or

(6)	we apply an amount equal to the net cash proceeds from the sale of such principal property to the purchase of other property used or useful in our business or to the prepayment or retirement of long-term indebtedness or Non-recourse Obligations of the Company or any of our subsidiaries within 12 months before or after the effective date of any such sale and leaseback transaction, provided that, in lieu of applying such amount to the retirement of long-term indebtedness, we may deliver debt securities (which may include the notes) to the applicable trustee for cancellation, such debt securities to be credited at the cost thereof to it.

Notwithstanding the restrictions set forth in the preceding paragraph, we may enter into any sale and leaseback transaction which would otherwise be subject to the foregoing restrictions, if after giving effect thereto the aggregate amount of all attributable debt with respect to such transactions (not including attributable debt permitted under clauses (1) through (6) of the preceding paragraph), together with the outstanding aggregate principal amount of all secured indebtedness incurred pursuant to the third paragraph of the “—Limitation on Liens” covenant described above, does not exceed the greater of (a) 25% of Consolidated Net Worth calculated as of the closing date of such sale and leaseback transaction and (b) 25% of Consolidated Net Worth calculated as of the date of initial issuance of the notes.

Merger, Consolidation or Sales of Assets

Under the terms of the indenture, we may consolidate with or merge into another person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property or assets to any other person, provided that:

(1)	(A) we are the continuing person, or (B) the successor formed from the consolidation or merger or the person that received the transfer of or leases the assets (the “continuing entity”) is a person organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by a supplemental indenture, all of our obligations under the notes and the indenture;

(2)	immediately after giving effect to the transaction, no event of default shall have occurred and be continuing under the indenture; and

(3)	we or the continuing entity deliver to the trustee an officer’s certificate and legal opinion stating that the transaction and (if a supplemental indenture is required in connection with such transaction) the supplemental indenture complies with this covenant and that all conditions precedent in the indenture relating to the transaction have been satisfied.

Upon satisfaction of the foregoing conditions, the surviving person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the indenture and we will be released from all obligations and covenants under the indenture and notes; provided that, in the case of a lease of all or substantially all of our assets, we will not be released from any of the obligations or covenants under the indenture and the notes.

Notwithstanding the foregoing, any conveyance, transfer or lease of assets between or among us and our subsidiaries will not be prohibited under the indenture.

Events of Default

Each of the following is an “event of default” under the indenture for a series of notes:

(1)	a failure to pay principal of or premium, if any, on any note of such series, when due at its stated maturity date, upon any optional or mandatory redemption, or otherwise;

(2)	a failure to pay interest on any note of such series, for 30 days after the date payment is due and payable, if the time of payment has not been extended or deferred;

(3)	a failure by us to comply with any covenant relating to the notes of such series, and the failure to comply continues for a period of 90 days after written notice to us by the trustee or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding notes of that series; and

(4)	the occurrence of various events of bankruptcy, insolvency or reorganization involving us as provided in the indenture.

If an event of default (other than an event of default resulting from various events of bankruptcy, insolvency or reorganization of the Company) with respect to the notes occurs and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes of such series, may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal of, and accrued and unpaid interest, if any, on the applicable notes. In the case of an event of default resulting from various events of bankruptcy, insolvency or reorganization of the Company, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of notes. At any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of such series may rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal and interest, if any, with respect to the notes, have been cured or waived as provided in the indenture. The holders of a majority in aggregate principal amount of the outstanding notes of such series also have the right to waive past defaults, other than the nonpayment of principal or interest, if any, on any such outstanding note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the applicable notes.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding notes of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such notes.

No holder of any note will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to such series of notes;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of such series have made written request, and offered indemnity reasonably satisfactory to the trustee, to the trustee to institute the proceeding as trustee; and

•	the trustee has not instituted the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding notes of such series, a direction inconsistent with that request and has failed to institute the proceeding within the preceding 60 days.

Notwithstanding the foregoing, the holder of any note will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that note on or after the due dates expressed in that note and to institute suit for the enforcement of such payment.

The trustee will, within 45 days after any default occurs, give notice of the default to the holders of the notes of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders of such notes.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Certain Definitions

The indenture contains the following defined terms:

“attributable debt” means, with respect to any sale and leaseback transaction, at the time of determination, the lesser of:

(1)	the fair value of the principal property subject to such a transaction (as determined in good faith by our board of directors); and

(2)	the present value (discounted at a rate per annum equal to the average interest borne by all the outstanding notes issued under the indenture determined on a weighted-average basis and compounded semi-annually) of the obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the term of the related lease. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such present value shall be the lesser of (i) the present value determined assuming termination upon the first date such lease may be terminated (in which case the present value shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be terminated) or (ii) the present value assuming no such termination.

“Consolidated Total Assets” means, as of the time of determination, total assets as reflected on our most recent consolidated balance sheet prepared as at the end of a fiscal quarter in accordance with GAAP which we shall have most recently filed with the SEC (or, if we are not required to so file, as reflected on our most recent consolidated balance sheet prepared in accordance with GAAP) prior to the time at which Consolidated Total Assets is being determined. The calculation of Consolidated Total Assets shall give pro forma effect to any acquisition by or disposition of assets of the Company or any of our subsidiaries involving the payment or receipt by us or any of our subsidiaries, as applicable, of consideration (whether in the form of cash or non-cash consideration) in excess of $500,000,000 that has occurred since the end of such fiscal quarter, as if such acquisition or disposition had occurred on the last day of such fiscal quarter.

“Consolidated Net Worth” means, as of the time of determination, stockholders’ equity as reflected on our most recent consolidated balance sheet prepared as at the end of a fiscal quarter in accordance with GAAP which we shall have most recently filed with the SEC (or, if we are not required to so file, as reflected on our most recent consolidated balance sheet prepared in accordance with GAAP) prior to the time at which Consolidated Net Worth is being determined. The calculation of Consolidated Net Worth shall give pro forma effect to any acquisition by or disposition of assets of the Company or any of our subsidiaries involving the payment or receipt by us or any of our subsidiaries, as applicable, of consideration (whether in the form of cash or non-cash consideration) in excess of $500,000,000 that has occurred since the end of such fiscal quarter, as if such acquisition or disposition (and any incurrence of indebtedness in connection therewith) had occurred on the last day of such fiscal quarter.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“indebtedness” means, with respect to any person, debt (other than Non-recourse Obligations) of such person for borrowed money.

“long-term indebtedness” means any indebtedness having a stated maturity more than 12 months from the date of application of sale and leaseback transaction proceeds to the repayment or retirement thereof or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application.

“Lien” means any lien, security interest, pledge, mortgage, conditional sale or other title retention agreement or other similar encumbrance.

“Non-recourse Obligation” means indebtedness (A) substantially related to (1) the acquisition of assets not previously owned by the Company or any of its subsidiaries or (2) the financing of a project involving the development or expansion of our properties or properties of any of our direct or indirect subsidiaries or (B) renewing, refinancing, replacing or extending any of the types of indebtedness referred to in the preceding clause (A), in each case, as to which the obligee with respect to such indebtedness has no recourse to us or our assets other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof), provided that indebtedness will not fail to qualify as Non-recourse Obligations solely because the Company has indemnified any such obligee against damages resulting from or is otherwise obligated to such obligee in respect of exceptions to non-recourse liability in general usage (as determined in good faith by the board of directors of the Company, or a committee thereof, or any senior officer of the Company) in the relevant industry at the time such indebtedness is incurred (such as fraud, waste, misapplication of funds, failure to maintain insurance coverage, and environmental liability).

“person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

“principal property” means the land, improvements, buildings and fixtures constituting any research and development facility or service and support facility that is real property located within the territorial limits of the United States (excluding its territories and possessions and Puerto Rico) owned or leased by the Company and having a net book value which, on the date of determination as to whether a property is a principal property is being made, exceeds 2% of our Consolidated Total Assets, other than (a) any such facility as any of our board of directors (or a committee thereof) determines in good faith is not of material importance to the total business conducted, or assets owned, by us and our subsidiaries, taken as a whole and (b) our principal corporate offices or primary campuses (it being understood that as of the date of issuance of the notes, our campus located in San Francisco, California comprises our principal corporate offices).

“property” means any property or asset, whether real, personal or mixed, or tangible or intangible, including shares of capital stock.

“sale and leaseback transaction” means any arrangement with any person (not including us or any of our subsidiaries) or to which any such lender or investor is a party, providing for the leasing by us of any principal property which has been or is to be sold or transferred, by us to such person.

“senior officer” of any specified Person means the chief executive officer, any president, any vice president, the chief financial officer, the treasurer, any assistant treasurer, the secretary or any assistant secretary.

“subsidiary” means any corporation or other entity of which at least a majority of the outstanding capital stock or other equity interests having by the terms thereof ordinary voting power to elect a majority of the directors, managers or trustees of such corporation or other entity, irrespective of whether or not at the time capital stock or other equity securities of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by us or by one or more of our subsidiaries, or by us and one or more of our subsidiaries.

Amendment, Supplement and Waiver

Without notice to or the consent of any holder, we and the trustee may amend or supplement the indenture or the notes (such term, as used in this section under the heading “—Amendment, Supplement and Waiver,” shall include any debt security of any series issued under the indenture) of a series to:

•	cure any ambiguity or to correct or supplement any provision of the indenture which may be defective or inconsistent with any other provision in the indenture;

•	comply with the provisions of the indenture regarding the consolidation or merger of the Company or the sale, conveyance, transfer, lease or other disposition of all or substantially all of our properties and assets;

•	create a series and establish the terms of a new series of notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	add a guarantor or obligor in respect of any series of notes;

•	secure any series of notes;

•	add to the covenants of the Company for the benefit of the holders of all or any series of notes or to surrender any right or power conferred upon the Company by the indenture;

•	add any additional events of default for the benefit of holders of all or any series of notes;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	evidence and provide for the acceptance of the appointment of a successor trustee with respect to the notes of one or more series and to add to or change any of the provisions of the indenture or any supplemental indenture as shall be necessary to provide for or facilitate the administration of the trusts under such indenture or supplemental indenture by more than one trustee pursuant to the requirements set forth in the indenture;

•	make any change that does not adversely affect the rights of any holder in any material respect; or

•	conform the provisions of the indenture to the final offering document in respect of any series of notes.

With the exceptions discussed below, we and the trustee may amend or supplement the indenture or the notes of a series with the written consent of the holders of at least a majority in principal amount of the notes of each series then outstanding affected by the amendment or supplement (voting as one class). In addition, the holders of a majority in principal amount of the notes of each series then outstanding affected by the waiver (voting as one class) may waive any existing default under, or compliance with, any provision of the debt securities of a particular series or of the indenture relating to a particular series of debt securities, other than any event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities.

Without the consent of each holder affected, we and the trustee may not:

•	change the stated maturity of the principal of, or any installment of principal of or interest thereon, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change any place of payment where, or the coin or currency in which, such notes or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date);

•	make any change to the provision of the indenture relating to the waiver of past defaults, except to increase the percentage in principal amount of notes of any series the consent of whose holders is required for any waiver or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby;

•	waive a continuing default or event of default in the payment of principal of or interest on the notes; or

•	reduce the percentage in principal amount of notes of any series the consent of whose holders is required for any amendment, supplement or waiver.

Any supplemental indenture which changes or eliminates any covenant or other provision of the indenture which shall have been included expressly and solely for the benefit of one or more particular series of notes, or which modifies the rights of the holders of notes of such series with respect to such covenant or other provision, shall be deemed not to affect the rights of the holders of notes of any other series.

The right of any holder of notes to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any such consent otherwise required from such holder, may be subject to the requirement that such holder shall have been the holder of record of debt securities with respect to which such consent is required or sought as of a record date fixed by us in accordance with the indenture.

Governing Law

The indenture and the notes shall be governed by and construed in accordance with the laws of the State of New York.

Payment and Transfer or Exchange

Principal of and premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency we maintain for such purpose (which initially will be the corporate trust office of the trustee). We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Payment of principal of and premium, if any, and interest on a global note registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note. If the notes are no longer represented by a global note, payment of interest on certificated notes in definitive form may, at our option, be made by (i) check mailed directly to holders at their registered addresses or (ii) upon request of any holder of at least $1,000,000 principal amount of notes, wire transfer to an account located in the United States maintained by the payee. See “—Book-Entry; Delivery and Form; Global Notes General” below.

We will make any required interest payments to the person in whose name a note is registered at the close of business on the record date for the interest payment.

A holder may transfer or exchange any certificated notes in definitive form at the location described in the first paragraph under the heading “Payment and Transfer or Exchange.” No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. We are not required to transfer or exchange any note selected for redemption or transfer or exchange any notes for a period of 15 days before a selection of notes to be redeemed or repurchased.

The registered holder of a note will be treated as the owner of that note for all purposes.

All amounts of principal of and premium, if any, and interest on the notes paid by us to the trustee or paying agent that remain unclaimed for two years will be repaid to us, and the holders of such notes will thereafter look solely to us for payment unless applicable abandoned property law designates another person.

Same-Day Settlement and Payment

The notes will trade in the same-day funds settlement system of DTC until maturity or until we issue the notes in certificated form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Book-Entry; Delivery and Form; Global Notes General

The notes will be issued in minimum denominations of $2,000 with integral multiples of $1,000 thereof. Initially, the notes will be represented by one or more permanent global certificates (the “global notes”) (which may be subdivided) in definitive, fully registered form without interest coupons. The global notes will be issued on the issue date only against payment in immediately available funds.

The global notes will be deposited upon issuance with the trustee as custodian for DTC in its corporate trust office, and registered in the name of Cede & Co. (DTC’s partnership nominee) or another DTC nominee for credit to an account of a direct or indirect participant in DTC, as described below under “—Depositary Procedures.” Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of certificated notes.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”)), which may change from time to time.

Depositary Procedures

The information in this section is provided solely as a matter of convenience. The operations and procedures of DTC, Euroclear and Clearstream are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and we urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised as follows: DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Access to DTC’s system is also available to other entities such as banks, brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.” Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

We expect that, pursuant to the procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•	ownership of such interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. Euroclear and Clearstream may hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in the global notes, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes, whether or not the notes be overdue, and neither we nor the trustee nor any such agent shall be affected by notice to the contrary.

Consequently, neither we nor the trustee nor any of our respective agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

It is our understanding that, under DTC’s current practice, upon receipt of any payment in respect of the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. The account of each relevant participant is credited with an amount proportionate to the amount of its interest in the principal amount of the global notes as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices, and will be the responsibility of the participants or the indirect participants and will not be the responsibility of

DTC, the trustee or us. Neither we nor the trustee (in any of its capacities) will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee (in any of its capacities) may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

We understand that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although we understand that DTC, Euroclear and Clearstream have agreed to the procedures described above to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued or changed at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act, and in either case, we fail to appoint a successor depositary within 90 days; or

•	we notify the trustee in writing that we have elected to cause the issuance of certificated notes under the indenture.

In all cases, certificated notes delivered in exchange for any global notes or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Neither we nor the trustee will be liable for any delay by DTC or its nominee in identifying the holders of beneficial interests in the global notes, and each such person may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued).

Notices

Any notices required to be given to the holders of the notes will be given to DTC, as the registered holder of the global notes. In the event that the global notes are exchanged for notes in definitive form, notices to holders of the notes will be sent electronically or mailed by first-class mail, postage prepaid, to the addresses that appear on the register of noteholders maintained by the registrar.

The Trustee

The trustee’s current address is U.S. Bank National Association, 633 West Fifth Street, 24th Floor, Los Angeles, CA 90071, Attention: Corporate Trust Services. The trustee is one of a number of banks with which we maintain ordinary banking relationships.

The indenture provides that, except during the continuance of an event of default, the trustee need perform only such duties as are specifically set forth in the indenture. During the existence of an event of default with respect to notes of any series, the trustee must, prior to the receipt of direction from the holders of a majority in principal amount of the notes of such series, exercise its rights and powers and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences relating to an investment in the notes by U.S. Holders and Non-U.S. Holders (each as defined below) who acquire the notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes is sold to purchasers (other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for cash) and hold them as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address tax consequences relevant to subsequent purchasers of the notes. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly on a retroactive basis).

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular person or persons subject to special treatment under U.S. federal income tax laws (such as broker dealers, traders in securities that elect to use a mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, grantor trusts, persons who hold notes as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes, persons subject to the alternative minimum tax, retirement plans, individual retirement accounts or other tax-deferred accounts, U.S. expatriates, controlled foreign corporations, real estate investment trusts, regulated investment companies, accrual method holders subject to special tax accounting rules as a result of their use of financial statements, U.S. Holders having a “functional currency” other than the U.S. dollar, passive foreign investment companies, subchapter S corporations, or persons that are, or hold their notes through, partnerships or other pass-through entities), all of whom may be subject to tax rules that differ from those summarized below. Moreover, this discussion does not address any non-U.S., state or local tax consequences, or any U.S. federal tax consequences other than U.S. federal income tax consequences. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, this discussion does not address the tax consequences of the ownership and disposition of the notes arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 nor, except as explicitly described below, this discussion does not address any considerations with respect to any withholding required pursuant to Sections 1471 through 1474 of the Code (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) (collectively, “FATCA”).

EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS OR ANY TAX TREATY, AND ANY CHANGES (OR PROPOSED CHANGES) IN TAX LAWS OR INTERPRETATIONS THEREOF.

A “U.S. Holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that is not a U.S. Holder or a partnership (or other pass-through entity).

If a partnership (including for purposes of this paragraph an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds a note, the U.S. federal income tax treatment of the partnership and its partners generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding a note and their partners should consult their tax advisors concerning the U.S. federal income and other tax consequences of making an investment in the notes.

The terms of the notes provide for payments by us in excess of stated interest or principal, or prior to their scheduled payment dates, under certain circumstances. The possibility of such payments may implicate special rules under U.S. Treasury regulations governing “contingent payment debt instruments.” According to those Treasury regulations, the possibility that such payments of excess or accelerated amounts will be made will not affect the amount of income a holder recognizes in advance of the payment of such excess or accelerated amounts if there is only a remote chance as of the date the notes are issued that such payments will be made. We intend to take the position that the likelihood that such payments will be made is remote within the meaning of the applicable Treasury regulations. Our position that these contingencies are remote is binding on a holder of the notes unless such holder discloses its contrary position to the IRS in the manner required by applicable Treasury regulations. Our position is not, however, binding on the IRS, and if the IRS were to challenge this position successfully, a holder of the notes might be required to, among other things, accrue interest income based on a projected payment schedule and comparable yield, which may be in excess of stated interest, and treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. In the event a contingency described above occurs, it could affect the amount, timing and character of the income or loss recognized by a holder. Prospective holders should consult their own tax advisors regarding the tax consequences if the notes were treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes will not be considered contingent payment debt instruments.

It is anticipated, and the following discussion assumes, that the issue price of the notes will be equal to the stated principal amount or, if the issue price is less than the stated principal amount, the difference will be a de minimis amount (as set forth in the applicable Treasury regulations).

U.S. Holders

Interest

Interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Retirement or Other Taxable Disposition of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference, if any, between (a) the sum of the cash and the fair market value of any property received on such disposition (other than amounts properly attributable to accrued but unpaid interest, which amounts will be treated as interest income as described above under “—Interest”) and (b) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount that such U.S. Holder paid for the note. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss, if, at the time of such disposition, the U.S. Holder will have held the note for a period of more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information reporting generally will apply to payments of interest on the notes and to the proceeds of a sale or other taxable disposition of a note paid to a U.S. Holder unless the U.S. Holder is an exempt recipient. U.S.

federal backup withholding generally will apply to such payments if the U.S. Holder fails to provide the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. Holder’s correct taxpayer identification number and certifying that such U.S. Holder is not subject to backup withholding, or to otherwise establish an exemption. Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Interest

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest paid or accrued on a note if the Non-U.S. Holder satisfies the following requirements:

(i)	the interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;

(ii)	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code;

(iii)	either (a) the beneficial owner of the notes provides the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying, under penalties of perjury, that it is not a U.S. person and providing its name and address or (b) a financial institution that holds the notes on behalf of the beneficial owner certifies to the applicable withholding agent, under penalties of perjury, that it has received such properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from the beneficial owner or an intermediate financial institution and provides the applicable withholding agent with a copy thereof; and

(iv)	neither we nor our paying agent has actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

If a Non-U.S. Holder does not satisfy the requirements described above, and does not establish that the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (as discussed below), interest paid on the notes generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met). In order to claim an exemption from or reduction of withholding tax under an applicable income tax treaty, a Non-U.S. Holder generally must furnish to the applicable withholding agent a properly executed IRS Form W-8. Non-U.S. Holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

If the interest paid or accrued on a note is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty so requires and the Non-U.S. Holder complies with applicable certification and other requirements to claim treaty benefits, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), such payment or accrual will be subject to U.S. federal income tax on a net basis at the rates generally applicable to U.S. persons. In addition, if such Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder also may be subject to a “branch profits tax” equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. If the interest paid or accrued on a note is subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding two sentences, payments of interest will not be subject to U.S. withholding tax so long as the Non-U.S. Holder provides us or our paying agent with a properly completed IRS Form W-8ECI (or an appropriate substitute or successor form)

on which the Non-U.S. Holder certifies that interest on the notes is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

Sale, Exchange, Retirement or Other Taxable Disposition of a Note

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA,” and except with respect to accrued and unpaid interest, which will be treated as described above under “—Interest,” any gain realized by a Non-U.S. Holder on the sale, exchange or other taxable disposition (including a retirement or redemption) of a note generally will not be subject to U.S. federal income or withholding tax unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty so requires and the holder complies with applicable certification and other requirements to claim treaty benefits, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

In the case described above in (i), gain or loss recognized on the disposition of such notes will generally be subject to U.S. federal income tax on a net basis at the rates generally applicable to U.S. persons and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). In the case described above in (ii), the Non-U.S. Holder generally will be subject to 30% tax (or lower applicable treaty rate) on any capital gain recognized on the disposition of the notes, which may be offset by certain United States source capital losses.

Backup Withholding and Information Reporting

A Non-U.S. Holder may be required to provide a properly executed IRS Form W-8 to establish that the Non-U.S. Holder is not a U.S. person, or otherwise establish an exemption, in order to avoid information reporting and backup withholding tax with respect to our payment of principal and interest on, or the proceeds of the sale or other taxable disposition of, a note. Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. In addition, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount of any tax withheld are generally required to be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

FATCA

Under certain circumstances, FATCA imposes a withholding tax of 30% on payments of interest on, and, after December 31, 2018, the gross proceeds from a disposition of, the notes made to certain foreign entities (whether such foreign entities are beneficial owners or intermediaries), unless various information reporting and due diligence requirements are satisfied. Prospective investors that are, or intend to hold the notes through, foreign entities should consult their own tax advisors regarding the possibility of withholding under FATCA.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below:

Underwriters	Aggregate Principal Amount of 2023 Notes to be Purchased	Aggregate Principal Amount of 2028 Notes to be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$350,000,000	$525,000,000
J.P. Morgan Securities LLC	125,000,000	187,500,000
Barclays Capital Inc.	80,000,000	120,000,000
Citigroup Global Markets Inc.	80,000,000	120,000,000
Deutsche Bank Securities Inc.	80,000,000	120,000,000
Wells Fargo Securities, LLC	80,000,000	120,000,000
BNP Paribas Securities Corp.	50,000,000	75,000,000
MUFG Securities Americas Inc.	35,000,000	52,500,000
U.S. Bancorp Investments, Inc.	35,000,000	52,500,000
Mizuho Securities USA LLC	30,000,000	45,000,000
SunTrust Robinson Humphrey, Inc.	30,000,000	45,000,000
PNC Capital Markets LLC	25,000,000	37,500,000

Total	$1,000,000,000	$1,500,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect that delivery of the notes will be made against payment therefor on or about April 11, 2018, which will be the fourth business day following the date of the pricing of the notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

Commissions and Discounts

The following table shows the underwriting discounts to be paid by us in connection with this offering.

Paid By Us
Per 2023 Note	0.550%
Per 2028 Note	0.600%
Total	$14,500,000

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.350% of the principal amount of the 2023 Notes and not in excess of 0.350% of the principal amount of the 2028 Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.200% of the principal amount of the 2023 Notes and 0.250% of the principal amount of the 2028 Notes to certain other dealers. After the initial offering, the public offering prices, concessions or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $5.3 million and are payable by us.

New Issue of Notes

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes of each series after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering prices, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the prices of the notes may be higher than the prices that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our term loan and our credit facility. We have also obtained a commitment from Bank of America N.A., an affiliate of one of the underwriters, for the bridge facility, subject to customary conditions. Affiliates of some of the other underwriters in this offering are also lenders under the bridge facility, the amount of which will be reduced on a dollar for dollar basis with the proceeds of this offering. In addition, certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. In addition, U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the trustee under the indenture governing the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This prospectus is not a prospectus for the purposes of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as

“relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of salesforce.com, inc. appearing in salesforce.com, inc.’s Annual Report (Form 10-K) for the fiscal year ended January 31, 2018 (including the schedule appearing therein), and the effectiveness of salesforce.com, inc.’s internal control over financial reporting as of January 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC public reference room located at 100 F Street, N.E., Room 1580, and Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents we file with the SEC, including any of the documents filed with the SEC and incorporated herein by reference, by going to our website at investor.salesforce.com or by contacting our Investor Relations Department at The Landmark @ One Market, Suite 300, San Francisco, California 94105, Attention: Investor Relations, or by telephone at (415) 536-6250. The website address is provided as an inactive textual reference only. The information provided on, or accessible through, our Internet website, other than copies of the documents listed below that have been filed with the SEC, is not part of this prospectus supplement and, therefore, is not incorporated herein by reference.

Statements contained in this prospectus supplement, or in any document incorporated by reference into this prospectus supplement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows us to “incorporate by reference” into this prospectus supplement documents that we file with the SEC including certain information required to be included in this prospectus supplement. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus supplement is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents and information filed with the SEC listed below:

•	Annual Report on Form 10-K for the fiscal year ended January 31, 2018;

•	Current Reports on Form 8-K filed with the SEC on February 23, 2018, March 21, 2018 and March 26, 2018; and

•	The information in the Definitive Proxy Statement for our 2017 annual meeting filed with the SEC on April 26, 2017 that is incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended January 31, 2017.

Notwithstanding the foregoing, information furnished by us on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this prospectus supplement.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this registration statement and before we have terminated the offering. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus supplement.

We have not, and the underwriters have not, authorized any person to provide you with any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, and prospects may have changed since those dates.

PROSPECTUS

salesforce.com, inc.

DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

WARRANTS

DEPOSITARY SHARES

PURCHASE CONTRACTS

GUARANTEES

UNITS

We or selling securityholders may, from time to time, offer to sell debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees or units. Each time we or a selling securityholder sells securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus, the applicable prospectus supplement and the documents we incorporate by reference carefully before you invest in our securities.

Our common stock is listed on the New York Stock Exchange under the symbol “CRM.”

Investing in our securities involves a high degree of risk. See “Risk Factors” section of our filings with the SEC incorporated by reference herein and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 18, 2017

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. We have not authorized anyone to provide any information other than that contained in this prospectus, in any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred to you. We do not take responsibility for, and we do not provide any assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different information. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. We or selling securityholders may sell any combination of the securities described in this prospectus, from time to time.

The types of securities that we or a selling securityholder may offer and sell, from time to time, pursuant to this prospectus are:

•	debt securities;

•	common stock;

•	preferred stock;

•	warrants;

•	depositary shares;

•	purchase contracts;

•	guarantees; and

•	units consisting of any of the securities listed above.

Each time we or a selling securityholder sells securities pursuant to this prospectus, we will describe, in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

THE COMPANY

Salesforce is a leading provider of enterprise software, delivered through the cloud, with a focus on customer relationship management, or CRM. We introduced our first CRM solution in 2000, and we have since expanded our service offerings into new areas and industries with new editions, features and platform capabilities. Our core mission is to empower our customers to connect with their customers in entirely new ways through cloud, mobile, social, Internet of Things (“IoT”) and artificial intelligence technologies.

Our service offerings are intuitive and easy to use. They can be deployed rapidly, configured easily and integrated with other platforms and enterprise applications, or apps. We deliver our service offerings via major internet browsers and on leading mobile devices. We sell to businesses of all sizes and in almost every industry worldwide on a subscription basis, primarily through our direct sales efforts and also indirectly through partners.

Through our platform and other developer tools, we also encourage third parties to develop additional functionality and new apps that run on our platform, which are sold separately from, or in conjunction with, our service offerings.

Our Customer Success Platform is a comprehensive portfolio of service offerings providing sales force automation, customer service and support, marketing automation, digital commerce, community management, analytics, application development, IoT integration, collaborative productivity tools and our professional cloud services.

Salesforce also believes in giving back. We pioneered, and have inspired other companies to adopt, an integrated philanthropy model called the 1-1-1 model, which leverages 1% of a company’s equity, employee time and product to help improve communities around the world. We also believe in equality for all, and have spearheaded initiatives to create a world where equal pay, equal advancement, equal opportunity and equal rights become a reality for our employees and the broader world.

We were incorporated in Delaware in February 1999. Our principal executive offices are located in San Francisco, California, and our principal website address is www.salesforce.com. Our office address is The Landmark @ One Market, Suite 300, San Francisco, California 94105. Information on or accessible through our Internet website is not a part of this prospectus.

When used in this prospectus, the terms “the Company,” “Salesforce,” “issuer,” “we,” “our,” and “us” refer to salesforce.com, inc. and its consolidated subsidiaries, unless otherwise specified.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of securities by us as set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a consolidated basis for the periods shown.

	Nine Months Ended October 31,		Year Ended January 31,
	2017	2016	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	2.1x	1.5x	1.2x	1.6x	N/A	N/A	N/A

For the purpose of calculating such ratios, “earnings” consist of income (loss) from continuing operations before income taxes and before adjustment for equity investees, plus fixed charges and amortization of capitalized interest, reduced by interest capitalized. “Fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and transaction costs and the portion of rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by approximately $104.1 million, $251.0 million, and $75.2 million for the fiscal years ended January 31, 2015, 2014, and 2013, respectively.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities under an indenture to be entered into between us and a trustee chosen by us, qualified to act as such under the Trust Indenture Act and appointed under the indenture. The indenture will be governed by the Trust Indenture Act. We will set forth the terms of any such debt securities in the applicable prospectus supplement.

The following is a summary of the indenture. It does not restate the indenture entirely. We urge you to read the indenture. We have filed the form of indenture as an exhibit to the registration statement of which this prospectus is a part, and we will file the indenture we enter into and the supplemental indentures or authorizing resolutions with respect to particular series of debt securities as exhibits to current or other reports we file with the SEC. See “Where You Can Find More Information” for information on how to obtain copies of the indentures and the supplemental indentures or authorizing resolutions. You may also inspect copies of the documents for the particular series at the office of the trustee. References below to an “indenture” are references to the applicable indenture, as supplemented, under which a particular series of debt securities is issued.

Terms of the Debt Securities

Our debt securities will be general obligations of salesforce.com, inc. We may issue them in one or more series. Supplemental indentures or authorizing resolutions will set forth the specific terms of each series of debt securities. We will provide a prospectus supplement for each series of debt securities that will describe:

•	the title of the series;

•	the aggregate principal amount (or any limit on the aggregate principal amount) of the series and, if any securities of a series are to be issued at a discount from their face amount, or with a premium, the method of computing the accretion of such discount or computing such premium;

•	the interest rate or method of calculation of the interest rate;

•	the date from which interest will accrue;

•	the record dates for interest payable on securities of the series;

•	the dates when, places where and manner in which principal and interest are payable;

•	if there is more than one trustee or a trustee other than the trustee under the base indenture, the identity of the trustee and, if not the trustee, the identity of each registrar, paying agent or authenticating agent with respect to such securities

•	the terms of any mandatory (including any sinking fund requirements) or optional redemption by the company;

•	the terms of any redemption at the option of holders;

•	the permissible denominations in which securities of such series are issuable, if different from minimum denominations of $2,000 and multiples of $1,000 in excess thereof;

•	whether securities of such series will be issued in registered or bearer form and the terms of any such forms of securities;

•	whether the securities of the series shall be issued in whole or in part in the form of a global security or securities, the terms and conditions, if different from those contained in the base indenture, upon which such global security or securities may be exchanged in whole or in part for definitive securities;

•	the depositary for such global security or securities;

•	the form of any legend or legends, if any, to be borne by any such global security or securities in addition to or in lieu of the legends referred to the base indenture;

•	the currency or currencies (including any composite currency) in which principal or interest or both may be paid;

•	if payments of principal or interest may be made in a currency other than that in which securities of such series are denominated, the manner for determining such payments, including the time and manner of determining the exchange rate between the currency in which such securities are denominated and the currency in which such securities or any of them may be paid, and any deletions from or modifications of or additions to the terms of this Indenture to provide for or to facilitate the issuance of securities denominated or payable, at the election of the company or a holder thereof or otherwise, in a foreign currency;

•	whether the amount of payments of principal of or any interest on, such securities may be determined with reference to an index, formula, financial or economic measure or other method or methods (which index, formula, measure or method or methods may be based, without limitation, on one or more currencies, commodities, equity indices or other indices) and if so, the terms and conditions upon which and the manner in which such amounts shall be determined and paid or be payable;

•	provisions for electronic issuance of securities or issuance of securities of such series in uncertificated form;

•	any events of default, covenants, defined terms and/or other terms in addition to or in lieu of those set forth in the base indenture;

•	whether and upon what terms securities of such series may be defeased or discharged if different from the provisions set forth in the base indenture;

•	the form of the securities of such series;

•	any terms that may be required by or advisable under applicable law;

•	the percentage of the principal amount of the securities of such series which is payable if the maturity of the securities of such series is accelerated in the case of securities issued at a discount from their face amount;

•	whether securities of such series will or will not have the benefit of guarantees and, if applicable, the terms and conditions upon which such guarantees may be subordinated to other indebtedness of the respective guarantors;

•	whether the securities of such series are senior or subordinated debt securities, and if subordinated debt securities, the terms of such subordination;

•

whether the securities of the series will be convertible into or exchangeable for other securities, common shares or other securities of any kind of the company or another person or persons, and, if so, the terms and conditions upon which such securities will be so convertible or exchangeable, including the initial conversion or exchange price or rate or the method of calculation, how and when the conversion price or exchange ratio may be adjusted, whether conversion or exchange is mandatory, at the option of the holder or at the company’s option, the conversion or exchange period, and any other provision in relation thereto; and

•	any other terms in addition to or different from those contained in the base indenture applicable to such series.

The applicable prospectus supplement will also describe any material covenants to which a series of debt securities will be subject and the applicability of those covenants to any of our subsidiaries to be restricted thereby, which are referred to herein as “restricted subsidiaries.” The applicable prospectus supplement will also describe provisions for restricted subsidiaries to cease to be restricted by those covenants.

Events of Default and Remedies

Unless otherwise described in the applicable prospectus supplement, an event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture or authorizing resolution as being:

•	our failure to pay interest on any debt security of such series when the same becomes due and payable and the continuance of any such failure for a period of 30 days;

•	our failure to pay the principal or premium of any debt security of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

•	our failure to comply with any of our agreements or covenants in, or provisions of, the debt securities of such series or the indenture (as they relate thereto) and such failure continues for a period of 90 days after our receipt of notice of the default from the trustee or from the holders of at least 25 percent in aggregate principal amount of the then outstanding debt securities of that series; and

•	certain events of bankruptcy, insolvency or reorganization occur with respect to us.

The indenture will provide that the trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal or interest, if any, with respect to such series of debt securities, if the trustee considers it in the interest of the holders of such series of debt securities to do so.

The indenture will provide that if any event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of such series of debt securities then outstanding (with a copy to the trustee if given by the holders) may declare the principal of all the debt securities of such series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of such series then outstanding by notice to the trustee may waive any existing default and its consequences with respect to such series of debt securities, other than any event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to such series and its consequences, except an acceleration due to nonpayment of principal or interest on such series, if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to such series have been cured or waived.

The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to such series, subject to limitations specified in the indenture.

Defeasance

Unless otherwise described in the applicable prospectus supplement, the indenture will permit us to terminate all our respective obligations under the indenture as they relate to any particular series of debt securities, other than the obligation to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

•	depositing in trust with the trustee, under an irrevocable trust agreement, money, government obligations or a combination thereof in an amount sufficient to pay principal of and interest, if any, on the debt securities of such series to their maturity or redemption; and

•	complying with other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Unless otherwise described in the applicable prospectus supplement, the indenture will also permit us to terminate all of our respective obligations under the indenture as they relate to any particular series of debt securities, including the obligations to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

•	depositing in trust with the trustee, under an irrevocable trust agreement, money or government obligations in an amount sufficient to pay principal and interest, if any, on the debt securities of such series to their maturity or redemption; and

•	complying with other conditions, including delivery to the trustee of an opinion of counsel to the effect that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date such series of debt securities were originally issued, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall state that, holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

In addition, unless otherwise described in the applicable prospectus supplement, the indenture will permit us to terminate substantially all our respective obligations under the indenture as they relate to a particular series of debt securities by depositing with the trustee money or government obligations sufficient to pay all principal and interest on such series at its maturity or redemption date if the debt securities of such series will become due and payable at maturity within one year or are to be called for redemption within one year of the deposit.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

Amendment, Supplement and Waiver

Without notice to or the consent of any holder, we and the trustee may amend or supplement the indenture or the debt securities of a series to:

•	cure any ambiguity, omission, defect or inconsistency;
•	comply with the provisions of the indenture regarding the consolidation, merger, sale, lease, conveyance or other disposition of all or substantially all of our assets;
•	provide that specific provisions of the indenture shall not apply to a series of debt securities not previously issued or to make a change to specific provisions of the indenture that only applies to any series of debt securities not previously issued or to additional debt securities of a series not previously issued;
•	create a series and establish its terms;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;
•	add a guarantor in respect of any series of debt securities;
•	secure any series of debt securities;
•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;
•	evidence and provide for the acceptance of appointment of a successor trustee;
•	make any change that would provide additional rights or benefits to holders of any series of debt securities;
•	make any change that does not adversely affect the rights of any holder in any material respect; or
•	conform the provisions of the indenture to the final offering document in respect of any series of debt securities.

With the exceptions discussed below, we and the trustee may amend or supplement the indenture or the debt securities of a series with the written consent of the holders of at least a majority in principal amount of the debt securities of each series then outstanding affected by the amendment or supplement (voting as one class). In addition, the holders of a majority in principal amount of the debt securities of each series then outstanding affected by the waiver (voting as one class) may waive any existing default under, or compliance with, any provision of the debt securities of a particular series or of the indenture relating to a particular series of debt securities, other than any event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities.

Without the consent of each holder affected, we and the trustee may not:

•	reduce the amount of debt securities of such series whose holders must consent to an amendment, supplement or waiver;
•	reduce the rate of or extend the time for payment of interest, including defaulted interest;
•	reduce the principal of or extend the fixed maturity of any debt security or alter the provisions with respect to redemptions or mandatory offers to repurchase debt securities;
•	make any change that adversely affects any right of a holder to convert or exchange any debt security into or for shares of our common stock or other securities, cash or other property in accordance with the terms of such security;
•	modify the ranking or priority of the debt securities;
•	release any guarantor of any series from any of its obligations under its guarantee or the indenture otherwise than in accordance with the terms of the indenture;
•	make any change to any provision of the indenture relating to the waiver of existing defaults, the rights of holders to receive payment of principal and interest on the debt securities, or to the provisions regarding amending or supplementing the indenture or the debt securities of a particular series with the written consent of the holders of such series;
•	waive a continuing default or event of default in the payment of principal of or interest on the debt securities; or
•	make any debt security payable at a place or in money other than that stated in the debt security, or impair the right of any holder of a debt security to bring suit as permitted by the indenture.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any such consent otherwise required from such holder, may be subject to the requirement that such holder shall have been the holder of record of debt securities with respect to which such consent is required or sought as of a record date fixed by us in accordance with the indenture.

Concerning the Trustee

The indenture will contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in specified cases or to realize on property received in respect of any such claim as security or otherwise. The indenture will permit the trustee to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

The indenture will provide that in case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of such person’s own affairs. The trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders pursuant to the indenture, unless such holders shall have offered to the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Recourse against Others

The indenture will provide that a director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the debt securities or the indenture or for any claim based on, in respect of or by reason of, such obligations or their creation.

Governing Law

The laws of the State of New York will govern the indenture and the debt securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,600,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of October 31, 2017, 722.3 million shares of our common stock were outstanding.

Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to any preferences that may apply to any preferred stock that may at the time be outstanding, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any preferred stock that may at the time be outstanding. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control.

Anti-Takeover Provisions

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly-held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85 percent of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10 percent or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15 percent or more of a corporation’s voting stock.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors is required to adopt, amend or repeal our bylaws or amend or repeal certain provisions of our certificate of incorporation;

•	our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	our board of directors is authorized to issue preferred stock without stockholder approval;

•	any directors, or the entire board of directors, may only be removed by the affirmative vote of the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that they may incur as a result of investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement a description of any preferred stock, warrants, depositary shares, purchase contracts, guarantees or units that may be offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold by us or by a selling securityholder:

•	through agents;

•	to or through underwriters;

•	through broker-dealers (acting as agent or principal);

•	directly by us or a selling securityholder to purchasers, through a specific bidding or auction process or otherwise;

•	through a combination of any such methods of sale; and

•	through any other methods described in a prospectus supplement.

The distribution of securities may be effected, from time to time, in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Agents may, from time to time, solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold, from time to time, in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth any managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and the applicable prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, a selling securityholder, or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We or a selling securityholder may directly solicit offers to purchase the securities and we or a selling securityholder may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

We may enter into agreements with agents, underwriters or dealers which may provide for indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the applicable prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. If any such activities will occur, they will be described in the applicable prospectus supplement.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities will be passed upon for us by Gibson, Dunn & Crutcher LLP, and for any underwriters or agents, by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of salesforce.com, inc. appearing in salesforce.com, inc.’s Annual Report (Form 10-K) for the year ended January 31, 2017 (including the schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Demandware, Inc. and subsidiaries, incorporated in this prospectus by reference from salesforce.com, inc.’s Form 8-K/A filed on September 1, 2016 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information on file at the SEC’s public reference facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings, including the complete registration statement of which this prospectus is a part, are available to the public from commercial document retrieval services and also available at the Internet website maintained by the SEC at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this registration statement until the end of any offerings under this prospectus:

1. Our Annual Report on Form 10-K for the fiscal year ended January 31, 2017;

2. The information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended January 31, 2017 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 26, 2017;

3. Our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2017, July 31, 2017 and October 31, 2017, filed with the SEC on May 22, 2017, August 25, 2017, and November 22, 2017, respectively;

4. Our Current Reports on Form 8-K, filed with the SEC on July 11, 2016 (as amended on September 1, 2016), March 17, 2017, April 19, 2017, June 7, 2017, September 8, 2017, November 7, 2017, November 21, 2017 and December 18, 2017.

5. the description of our common stock in our Registration Statement on Form 8-A, filed with the SEC on June 21, 2004.

We are only incorporating certain portions of our annual proxy statement for our 2017 annual meeting of stockholders as described above and are not incorporating by reference (i) any information furnished under items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) in any past or future current report on Form 8-K or (ii) any Form S-D, that, in either case, we may file or furnish with the SEC, unless otherwise specified in such current report or in such form or in a particular prospectus supplement.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about Salesforce and our common stock.

Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this prospectus by writing to us at the following address or by calling us at the telephone number listed below:

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

Attn: Corporate Secretary

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.